101 Arch Street
Suite 610
Boston, MA 02110

141 W Jackson Blvd,
Suite 280
Chicago, IL 60604

February 10, 2022

Via Electronic Submission

Ms. Molly Kim
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Exchange LLC
Amendment No. 48 to Form l

Dear Ms. Kim:

Enclosed for filing is Amendment No. 48 to Form 1 (the "Amendment"). The Amendment includes an updated execution page and amendments to Exhibit C item 7 to include the BOX Holdings Group LLC Second Amended and Restated Limited Liability Company Agreement as amended by Amendment 1 to replace the website link filed in Amendment No. 45, and Exhibit C item 9 to reflect Officer and Director changes.

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment No. 48.

This Amendment No. 48 has been signed electronically and is being filed without notarization based upon relief from Commission staff and difficulties arising from COVID-19.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Alanna Barton
General Counsel

cc: Johnna Dumler
Glen R. Openshaw, Esq.

Enclosures

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 02/10/2022	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: BOX Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110

22000764

3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   617-235-2239 (Telephone) 617-235-2253 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Alanna Barton (Name) General Counsel (Title) 617-235-2239 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify): ______

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 8/26/2010 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 02/10/2022 (MM/DD/YY) BOX Exchange LLC (Name of applicant)

By: [signature] (Signature) Alanna Barton, General Counsel (Printed Name and Title)

Subscribed and sworn before me this ______ day of ________ (Month), ______ (Year) by ________ (Notary Public)

My Commission expires ________ County of ________ State of ________

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

BOX EXCHANGE LLC

AMENDMENT No. 48
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 48. The Form 1 application is not being modified in any respect other than to the extent set forth below.

Amendment to:

Exhibit C

Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit C is hereby amended as set forth below. The Exhibit C is not being modified in any respect other than to the extent set forth below.

Amendment to Prior Response:

BOX Holdings Group LLC

7. A copy of the BOX Holdings Group LLC Second Amended and Restated Limited Liability Company Agreement as amended by Amendment 1 is attached.

9. Officers of BOX Holdings Group LLC:
    - Drew Haney, VP, Finance and Administration
    - Lisa Ruggiero, Secretary

    Directors of BOX Holdings Group LLC:
    - Luc Bertrand, Vice Chair, National Bank Financial Group
    - Frank DiLiso, Vice President, TMX Group Ltd.
    - Luc Fortin, President and Chief Executive Officer of Montreal Exchange, and Global Head of Trading of TMX Group, Inc.
    - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
    - Scott M. Litvinoff, Chief Regulatory Counsel, Interactive Brokers Group, LLC
    - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
    - Marin Nitzov, Director of Systematic Options Trading, Citadel Securities Principal Investments LLC
    - Ashton Galya, Vice President, JP Morgan
    - Kurt Eckert, Partner, Wolverine Holdings, L.P.
    - Troy Kane, Head of Global Derivatives and FICC Development, Citadel Securities Principal Investments LLC

    Committees:

    Audit Committee:
    - Frank DiLiso
    - Will Easley
    - Scott Litvinoff

    Executive Committee:
    - Luc Bertrand
    - Frank DiLiso
    - William Easley
    - Luc Fortin
    - Milan Galik
    - Troy Kane

BOX Options Market LLC

9. Officers of BOX Options Market LLC:
    - Patrick Zielinski, Chief Executive Officer
    - Lisa Ruggiero, VP, Legal Affairs and Secretary

   Directors of BOX Options Market LLC:
    - Luc Bertrand, Vice Chair, National Bank Financial Group
    - Frank DiLiso, Vice President, TMX Group Ltd.
    - Luc Fortin, President and Chief Executive Officer of Montreal Exchange, and Global Head of Trading of TMX Group, Inc.
    - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
    - Scott M. Litvinoff, Chief Regulatory Counsel, Interactive Brokers Group, LLC
    - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
    - Marin Nitzov, Director of Systematic Options Trading, Citadel Group
    - Ashton Galya, Vice President, JP Morgan
    - Kurt Eckert, Partner, Wolverine Holdings, L.P.
    - Troy Kane, Head of Global Derivatives and FICC Development, Citadel Securities Principal Investments LLC

   Committees:

    Audit Committee:
    - Frank DiLiso
    - Will Easley
    - Scott Litvinoff

    Compensation Committee:
    - Luc Bertrand
    - Milan Galik
    - Troy Kane

    Executive Committee:
    - Luc Bertrand
    - Patrick Zielinski
    - Frank DiLiso
    - William Easley
    - Luc Fortin
    - Milan Galik
    - Troy Kane

BOX Technology LLC

9. Officers of BOX Technology LLC:
    - Will Easley, Chief Executive Officer
    - Lisa Ruggiero, Secretary

    Directors of BOX Technology LLC:
    - Luc Bertrand, Vice Chair, National Bank Financial Group
    - Frank DiLiso, Vice President, TMX Group Ltd.
    - Luc Fortin, President and Chief Executive Officer of Montreal Exchange, and Global Head of Trading of TMX Group, Inc.
    - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
    - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
    - Jamie Alano, Chief Risk and Information Security Officer, BOX Exchange LLC

BOX HOLDINGS GROUP LLC

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

(as amended by Amendment No. 1, dated November 30, 2020)

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BOX HOLDINGS GROUP LLC

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

This Second Amended and Restated Limited Liability Company Agreement (this "Agreement") is made as of September 13, 2018, by and among BOX Holdings Group LLC, a limited liability company organized under the laws of Delaware ("BOX Holdings"), each of its Members and the Exchange (collectively, the "Parties").

WHEREAS, on August 26, 2010, a Certificate of Formation (the "Certificate") was filed by BOX Holdings with the office of the Secretary of State of the State of Delaware for the purpose of commencing the existence of BOX Holdings, pursuant to the LLC Act (as defined below); and

WHEREAS, the first Limited Liability Company Agreement of BOX Holdings was dated as of May 10, 2012 (the "Original LLC Agreement") and was amended and restated in its entirety by the Amended and Restated Limited Liability Company Agreement of BOX Holdings, dated as of September 10, 2015 (the "Prior LLC Agreement");

NOW, THEREFORE, in consideration of the agreements and obligations among the Parties set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Prior LLC Agreement is hereby amended and restated in its entirety, in accordance with its terms, as follows:

Article 1

Definitions

1.1 **Certain Defined Terms.** As used in this Agreement, the following capitalized terms have the following meanings.

"Additional Capital Contribution" means any Capital Contribution effected pursuant to Section 6.3 hereof.

"Adjusted Capital Account" means, with respect to each Member, the balance in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(i) credit to such Capital Account any amounts which such Member is obligated to restore pursuant to any provision of this Agreement and the amount such Member is obligated to restore or deemed to be obligated to restore pursuant to §1.704-1(b)(2)(ii)(c) of the Treasury Regulations or to the penultimate sentence of each of §1.704-2(g)(1) and §1.704-2(i)(5) of the Treasury Regulations; and

(ii) debit to such Capital Account such Member's share of the items described in §1.704-1(b)(2)(ii)(d)(4), §1.704-1(b)(2)(ii)(d)(5) and §1.704-1(b)(2)(ii)(d)(6) of the Treasury Regulations.

The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulations §1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"Adjusted Capital Account Deficit" means, with respect to each Member, the deficit balance, if any, in such Member's Adjusted Capital Account as of the end of the relevant Fiscal Year.

"Advisors" means, with respect to any Person, any of such Person's attorneys, accountants or consultants.

"Affiliate" means, with respect to any Person, any other Person controlling, controlled by or under common control with, such Person. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise with respect to such Person. A Person is presumed to control any other Person, if that Person: (i) is a director, general partner, or officer exercising executive responsibility (or having similar status or performing similar functions); (ii) directly or indirectly has the right to vote 25 percent or more of a class of voting security or has the power to sell or direct the sale of 25 percent or more of a class of voting securities of the Person; or (iii) in the case of a partnership, has contributed, or has the right to receive upon dissolution, 25 percent or more of the capital of the partnership.

"Agreement" has the meaning set forth in the recitals hereto.

"Aragon" has the meaning set forth in the preamble.

"Audit Committee" has the meaning set forth in Section 4.2(e) hereof.

"Bankruptcy" has the meaning ascribed thereto in Section 18-304 of the LLC Act.

"Board" has the meaning set forth in Section 4.1(a) hereof.

"BOX Options" means BOX Options Market LLC, a Delaware limited liability company.

"BOX Holdings" has the meaning set forth in the preamble.

"BOX Options Market" means the market that is developed and operated by BOX Options pursuant to the BOX Options Market LLC Agreement.

"BOX Options Market LLC Agreement" means the Amended and Restated Limited Liability Company Agreement of BOX Options, as the same may be amended from time to time.

"BOX Options Participant" means a firm or organization that is registered with the Exchange pursuant to BOX Options Rule 2000 Series for purposes of participating in options Trading on the BOX Options Market as an order flow provider or market maker.

"BOX Options Products" means (i) option contracts on Individual U.S. Equities, (ii) option contracts on U.S. Equity indices, (iii) option contracts on U.S. Exchange traded funds, (iv) single stock futures on Individual U.S. Equities and (v) such other products as the Board may from time to time approve for Trading on the BOX Options Market.

"BOX Options Rule" means the rules of the Exchange that constitute the "rules of an exchange" within the meaning of Section 3 of the Exchange Act, and that pertain to the BOX Options Market.

"Capital Account" means a separate account maintained for each Member in the manner described in this paragraph, which is intended to comply with and be interpreted and applied consistently with §704(b) of the Code and the Treasury Regulations under §1.704-1(b)(2)(iv).

In connection with the maintenance of Capital Accounts for the Members, the Board may make adjustments consistent with Treasury Regulations §1.704-1(b)(2)(iv)*(f)* upon the occurrence of any event described in Treasury Regulations §1.704-1(b)(2)(iv)(*f*)(5). The Members' Capital Accounts shall be further adjusted in accordance with Treasury Regulations §1.704-1(b)(2)(iv)(*g)* in the event of a revaluation of BOX Holdings property pursuant to Treasury Regulations §1.704-1(b)(2)(iv)(*f*), or if required by Treasury Regulations §1.704-1(b)(2)(iv)(*d*)(3). Any reference in this Agreement to the Capital Account of a then Member shall include the Capital Account of any prior Member in respect of the same Unit or Units. For purposes of this Agreement, for any period of time during which any Member owns Units of more than one class (e.g., Class A Membership Units and Class B Membership Units), the portion of the Member's Capital Account that is attributable to its Class A Membership Units shall be referred to as its "Class A Sub-Account," the portion of its Capital Account that is attributable to its Class B Units shall be referred to as its "Class B Sub-Account," and the portion of its Capital Account attributable to its Class C Units shall be referred to as its "Class C Sub-Account." The initial balance of each Member's Capital Account, Class A Sub-Account, Class B Sub-Account, and Class C Sub-Account shall be reflected on the books and records of BOX Holdings.

"Capital Contribution" means the amount of cash and the initial Gross Asset Value of all property and/or services contributed to BOX Holdings by a Member in its capacity as such at any point in time, including any Additional Capital Contributions. All such amounts contributed shall be reflected on the books and records of BOX Holdings. Any reference in this Agreement to the Capital Contribution of a Member shall include the Capital Contribution of any prior Member in respect of the same Unit or Units.

"CEO" has the meaning set forth in Section 4.8 hereof.

"Certificate" has the meaning set forth in the recitals hereto.

"Chairman" has the meaning set forth in Section 4.6 hereof.

"Citadel" has the meaning set forth in the preamble.

"Citigroup" has the meaning set forth in the preamble.

"Class A Member" shall mean (i) each of the parties identified as holders of Class A Membership Units in the Membership Record, provided such party has executed a counterpart of this Agreement, (ii) any Transferee of all or any portion of the Class A Membership Units of a Class A Member who has been admitted to BOX Holdings as an additional Member in accordance with the terms of this Agreement, (iii) any Class B Member that has converted Class B Membership Units into Class A Membership Units pursuant to Section 2.5(d) hereof, or (iv) any Class C Member whose Class C Membership Units have been converted into Class A Membership Units pursuant to Section 2.5(e) hereof, or (v) any other Person who has been admitted to BOX Holdings as a Class A Member in accordance with the terms of this Agreement.

"Class A Membership Units" or "Class A Units" shall mean equal units of limited liability company interest in BOX Holdings, including an interest in the ownership and profits and losses of BOX Holdings and the right to receive distributions from BOX Holdings as set forth in this Agreement.

"Class B Liquidation Preference Amount" means, with respect to any Class B Membership Unit, an amount equal to the Class B Purchase Price of the Class B Unit plus any accrued but unpaid Class B Dividends (as defined in the Original LLC Agreement) with respect thereto.

"Class B Member" shall mean (i) each of the parties holding Class B Membership Units and identified as holders of Class B Membership Units in the Membership Record, (ii) any Transferee of all or any portion of the Class B Membership Units of a Class B Member who has been admitted to BOX Holdings as an additional Member in accordance with the terms of this Agreement or (iii) any other Person who has been admitted to BOX Holdings as a Class B Member in accordance with the terms of this Agreement.

"Class B Membership Units" or "Class B Units" shall be identical to Class A Membership Units except as otherwise expressly provided in this Agreement.

"Class B Purchase Price" means $6,367.80 per Class B Unit.

"Class C Member" shall mean (i) each of the parties identified as holders of Class C Membership Units in the Membership Record, provided such party has executed a counterpart of this Agreement and the Members Agreement, (ii) any Transferee of all or any portion of the Class C Membership Units of a Class C Member who has been admitted to BOX Holdings as an additional Member in accordance with the terms of this Agreement, or (iii) any other Person who has been admitted to BOX Holdings as a Class C Member in accordance with the terms of this Agreement.

"Class C Membership Units" or "Class C Units" shall be identical to Class A Membership Units except as otherwise expressly provided in this Agreement.

"Class C Conversion Date" shall mean January 1, 2020.

"Class C Threshold Date" shall mean the first date on which Voting Class C Units comprise at least twenty-five percent (25%) of all then outstanding Voting Units on a fully diluted basis.

"Class C Transfer Notice" has the meaning set forth in Section 7.6(c)(i) hereof.

"Code" means the United States Internal Revenue Code of 1986, as amended and in effect from time to time.

"Company Minimum Gain" means partnership minimum gain with respect to BOX Holdings, as defined and determined under Treasury Regulations §1.704-2(b)(2) and §1.704-2(d).

"Compensation Committee" has the meaning set forth in Section 4.2(f) hereof.

"Competing Business" means any electronic market for the Trading of any of the BOX Options Products.

"Confidential Information" of any Person includes any financial, scientific, technical, trade or business secrets of such Person or any Affiliate of such Person and any financial, scientific, technical, trade or business materials that such Person or any Affiliate of such Person treats, or is obligated to treat, as confidential or proprietary, including, but not limited to, (i) confidential information as it pertains to the Exchange or BOX Options Market regarding disciplinary matters, trading data, trading practices and audit information, (ii) innovations or inventions belonging to such Person or any Affiliate of such Person, and (iii) confidential information obtained by or given to such Person or any Affiliate of such Person about or belonging to its suppliers, licensors, licensees, partners, affiliates, customers, potential customers or others. The definition of "Confidential Information," of a Person as it relates to any other Person, shall not include information which: (i) is publicly known through publication or otherwise through no wrongful act of such other Person; or (ii) is received by such other Person from a third party who rightfully discloses it to such other Person without restriction on its subsequent disclosure.

"Controlling Interest" has the meaning set forth in Section 7.4(g)(v) hereof.

"Controlling Person" has the meaning set forth in Section 7.4(g)(v) hereof.

"CSFB" has the meaning set forth in the preamble.

"Delaware UCC" has the meaning set forth in Section 2.7 hereof.

"Depreciation" means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for U.S. federal income tax purposes with respect to an asset for such Fiscal Year or other period; provided however, that if the Gross Asset Value of an asset differs from its adjusted basis for U.S. federal income tax purposes at the beginning of such Fiscal Year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the U.S. federal income tax depreciation, amortization or other cost recovery deduction with respect to such asset for such Fiscal Year or other period bears to such beginning adjusted tax basis; and provided further that, if the U.S. federal income tax depreciation, amortization or other cost recovery deduction for such Fiscal Year or other period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Tax Matters Representative.

"DGCL" has the meaning set forth in Section 4.2(b) hereof.

"Directors" has the meaning set forth in Section 4.1(a) hereof. Each Director shall be a "manager" within the meaning of the LLC Act.

"Disclosing Party" has the meaning set forth in Section 15.3 hereof.

"Excess Units" has the meaning set forth in Section 7.4(h) hereof.

"Exchange" means BOX Exchange LLC, the SRO appointed to provide regulatory services to BOX Options, which is not a Member or equity holder of BOX Holdings.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Executive Committee" has the meaning set forth in Section 4.2(c) hereof.

"Facility Agreement" means the Facility Agreement entered into by and between BOX Options and the Exchange dated May 7, 2012, as amended from time to time.

"Fiscal Year" has the meaning set forth in Section 11.3 hereof.

"Financing Event" has the meaning set forth in Section 2.5(c) hereof.

"Free Cash Flow" means consolidated net income, plus depreciation, less capital expenditures (in each case calculated in accordance with generally accepted accounting principles in the United States, as in effect from time to time) of BOX Holdings and BOX Options, for a Fiscal Year.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for U.S. federal income tax purposes, except as follows:

(i) The initial Gross Asset Value of any asset (other than money) contributed by a Member to BOX Holdings shall be the gross fair market value of such asset as determined by the Board;

(ii) The Gross Asset Values of all BOX Holdings assets shall be adjusted to equal their respective gross fair market values (taking into account Section 7701(g)), as determined by the Board, as of the following times: (a) the acquisition of an additional interest in BOX Holdings by any new or existing Member in exchange for more than a *de minimis* Capital Contribution or the grant of more than a *de minimis* interest in BOX Holdings as consideration for the provision of services to or for the benefit of BOX Holdings by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of being a Member; (b) the distribution by BOX Holdings to a Member of more than a *de minimis* amount of property as consideration for an interest in BOX Holdings; and (c) the liquidation of BOX Holdings within the meaning of §1.704-1(b)(2)(ii)(g) of the Treasury Regulations; provided however, that adjustments pursuant to clauses (a) and (b) above shall be made only if the Board reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in BOX Holdings;

(iii) The Gross Asset Value of any BOX Holdings asset distributed to any Member shall be adjusted to equal the gross fair market value (taking into account Section 7701(g)) of such asset on the date of distribution, as determined by the Board; and

(iv) The Gross Asset Values of all BOX Holdings assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to §1.704-1(b)(2)(iv)(m) of the Treasury Regulations, paragraph (vi) of the definition of "Net Profits" and "Net Losses," or Section 9.6 hereof; provided, that the Gross Asset Values shall not be adjusted pursuant to this paragraph (iv) to the extent the Board determines that an adjustment pursuant to paragraph (ii) of this definition of "Gross Asset Value" is required in connection with a transaction that would otherwise result in an adjustment pursuant to this paragraph (iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraph (i), (ii), or (iv), such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset, for purposes of computing Net Profits and Net Losses.

"IB" has the meaning set forth in the preamble.

"IB Offer Period" has the meaning set forth in Section 7.6(a)(ii) hereof.

"IB Transfer Notice" has the meaning set forth in Section 7.6(a)(i) hereof.

"Indemnified Claims" has the meaning set forth in Section 13.1(b) hereof.

"Indemnified Person" has the meaning set forth in Section 13.1(a) hereof.

"Individual U.S. Equities" means (i) U.S. ordinary shares, (ii) foreign shares trading as U.S. dollar denominated, U.S. registered American depository receipts and (iii) foreign ordinary shares trading in the U.S. as foreign ordinary shares whether or not these also trade as U.S. dollar-denominated U.S. registered American depository receipts.

"Initial Capital Contribution" has the meaning set forth in Section 6.1.

"Lab Morgan" has the meaning set forth in the preamble.

"Liquidator" has the meaning set forth in Section 10.1(b) hereof.

"LLC Act" means the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, *et. seq.*, as amended and in effect from time to time, and any successor statute.

"Major Action" has the meaning set forth in Section 4.4(b) hereof.

"Member" means each Person admitted, by executing a counterpart to this Agreement, and named as a Member (whether Class A, Class B or Class C) in the Membership Record, and any Person admitted to BOX Holdings as an additional or substitute Member of BOX Holdings as provided by this Agreement, in such Person's capacity as a Member of BOX Holdings. For the avoidance of doubt, a transferee or an assignee (including, without limitation, the personal representatives (as defined in the LLC Act) of a Member) of a limited liability company interest in BOX Holdings, other than a duly admitted Member of BOX Holdings, shall not be a Member of BOX Holdings, and no transferee or assignee, other than a duly admitted Member of BOX Holdings, shall have any right whatsoever to vote or consent to any action with respect to BOX Holdings, and shall not be entitled to exercise any rights of a Member held by a Member by virtue of such transferee's or assignee's admission to BOX Holdings as a Member of BOX Holdings, whether any such rights arise under this Agreement, the Members Agreement, the LLC Act or other applicable law, unless and until such transferee or assignee is admitted to BOX Holdings as a Member of BOX Holdings in accordance with the provisions of this Agreement. No Member may exercise any of its rights under this Agreement before such Member has executed and delivered to the Secretary a counterpart signature page to this Agreement.

"Member Entities" has the meaning set forth in Section 5.6 hereof.

"Member Information" has the meaning set forth in Section 15.3 hereof.

"Member Nonrecourse Debt" means partner nonrecourse debt with respect to a Member, as determined under Treasury Regulations §1.704-2(b)(4).

"Member Nonrecourse Deductions" means partner nonrecourse deductions with respect to a Member, as determined under Treasury Regulations §1.704-2(i)(2).

"Member Nonrecourse Debt Minimum Gain" means partner nonrecourse debt minimum gain with respect to a Member, within the meaning of Treasury Regulations §1.704-2(i)(2) and determined in accordance with Treasury Regulations §1.704-2(i)(3).

"Members Agreement" means the Members Agreement by and among BOX Holdings and its Members, dated on or about September 10, 2015, as it may be amended from time to time. In the event of any conflict between the terms of this Agreement and the Members Agreement, this Agreement shall control.

"Membership Record" means a record of the Members, maintained by the Secretary of BOX Holdings and updated from time to time as necessary and as provided in this Agreement, which shall include the name and address of each Member and the number of Units of each class held by each Member.

"MX" means Bourse de Montréal Inc.

"MXUS2" has the meaning set forth in the preamble.

"Net Profits" and "Net Losses" mean, for each Fiscal Year or other period, an amount equal to BOX Holdings' taxable income or loss for such Fiscal Year or other period, determined in accordance with Section 703(a) of the Code (but including in taxable income or loss, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code), with the following adjustments (without duplication):

(i) any income of BOX Holdings exempt from U.S. federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition shall be added to such taxable income or loss;

(ii) any expenditures of BOX Holdings described in Section 705(a)(2)(B) of the Code (or treated as expenditures described in Section 705(a)(2)(B) of the Code pursuant to Section 1.704-1(b)(2)(iv)(i) of the Treasury Regulations) and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition, shall be subtracted from such taxable income or loss;

(iii) in the event the Gross Asset Value of any asset of BOX Holdings is adjusted in accordance with paragraph (ii) or paragraph (iii) of the definition of "Gross Asset Value," the amount of such adjustment shall be taken into account as an item of gain (if the adjustment increases the Gross Asset Value of the asset) or an item of loss (if the adjustment decreases the Gross Asset Value of the asset) from the disposition of such asset and shall be taken into account for purposes of computing Net Profits or Net Losses;

(iv) gain or loss resulting from any disposition of any asset of BOX Holdings with respect to which gain or loss is recognized for U.S. federal income tax purposes shall be computed by reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;

(v) in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with the definition of "Depreciation" above;

(vi) to the extent an adjustment to the adjusted tax basis of any BOX Holdings asset pursuant to Code Section 734(b) is required pursuant to Section 1.704-1(b)(2)(iv)(m)(4) of the Treasury Regulations to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Member's Units, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of such asset and shall be taken into account for purposes of computing Net Profits or Net Losses; and

(vii) notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Sections 9.2 through 9.8 shall not be taken into account in computing Net Profits or Net Losses.

The amounts of the items of BOX Holdings income, gain, loss or deduction available to be specially allocated pursuant to Sections 9.2 through 9.8 shall be determined by applying rules analogous to those set forth in subparagraphs (i) through (vi) above.

"Neutral Arbitrators" has the meaning set forth in Article 12 hereof.

"New Issuance" has the respective meanings set forth in Sections 7.3(c) and 7.6(b) hereof.

"New Issuance Notice" has the respective meanings set forth in Sections 7.3(c) and 7.6(b) hereof.

"New Issuance Period" has the meaning set forth in Section 7.6(b)(ii) hereof.

"Non-Competition Termination Date" shall mean the first date on which Voting Class C Units comprise at least ten percent (10%) of all then outstanding Voting Units on a fully diluted basis

"Nonrecourse Debt" has the meaning set forth in Treasury Regulations §1.704-2(b)(3).

"Nonrecourse Deductions" has the meaning set forth in Treasury Regulations §1.704-2(b)(1).

"Nonrecourse Liability" has the meaning set forth in Section 1.704-2(b)(3) of the Treasury Regulations.

"Non-Transferring Members" has the respective meanings set forth in Sections 7.3 and 7.6 hereof.

"Officer" has the meaning set forth in Section 4.5 hereof.

"Original LLC Agreement" has the meaning set forth in the recitals hereto.

"Other Business" has the meaning set forth in Section 16.2 hereof.

"Other State UCC" has the meaning set forth in Section 2.7 hereof.

"Percentage Interest" with respect to a Member means the ratio of the number of Units held by the Member to the total of all of the issued Units, expressed as a percentage and determined with respect to each class of Units, whenever applicable.

"Person" means any individual, partnership, corporation, association, trust, limited liability company, joint venture, unincorporated organization and any government, governmental department or agency or political subdivision thereof.

"Prior LLC Agreement" has the meaning set forth in the recitals hereto.

"Private Sector Privacy Act" has the meaning set forth in Section 18.6(b) hereof.

"Proposed IB Transferee" has the meaning set forth in Section 7.6(a)(i) hereof.

"Proposed New Member" has the meaning set forth in Section 7.6(b)(i) hereof.

"Protected VPR" shall have the definition provided in the Members Agreement.

"Related Agreements" means the TOSA, the Facility Agreement, the Members Agreement and any other agreement between BOX Options and BOX Holdings or any Member, in all cases necessary for the conduct of the business of BOX Options.

"Related Person" shall mean with respect to any Person: (A) any Affiliate of such Person; (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of Units; (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any BOX Options Participant who is at the same time a broker-dealer, any Person that is associated with the BOX Options Participant (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act); (E) in the case of a Person that is a natural person and a BOX Options Participant, any broker or dealer that is also a BOX Options Participant with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Exchange or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable.

"Relationships" has the meaning set forth in Section 16.2 hereof.

"Sale of BOX Holdings" means a transaction or series of related transactions in which a Person, or a group of related Persons, acquires Units representing more than fifty percent (50%) of the outstanding voting power of BOX Holdings from Members.

"SEC" means the United States Securities and Exchange Commission.

"Secretary" has the meaning set forth in Section 4.9 hereof.

"SRO" means a self-regulatory organization pursuant to Section 3 of the Exchange Act.

"Strategic Investments" has the meaning set forth in the preamble.

"System" means the technology, know-how, software, equipment, communication lines or services, services and other deliverables or materials of any kind to be provided by MX (or any applicable third party) as may be necessary or desirable for the operation of the BOX Options Market.

"Tax Claims" has the meaning set forth in Section 11.6 hereof.

"Tax Matters Representative" has the meaning set forth in Section 11.6 hereof.

"Total Votes" has the meaning set forth in Section 4.3(b) hereof.

"TOSA" means the Technical and Operational Services Agreement entered into by and between MX and BOX Options, dated September 25, 2005, as amended from time to time.

"Trading" means the availability of the System to authorized users for entering, modifying, and canceling orders concerning the BOX Options Products.

"Transfer" has the meaning set forth in Section 7.1(a) hereof.

"Transferee" has the meaning set forth in Sections 7.2 and 7.3 hereof.

"Transfer Notice" has the meaning set forth in Sections 7.2 and 7.3 hereof.

"Transferring Member" has the meaning set forth in Sections 7.2 and 7.3 hereof.

"Treasury Regulations" means the regulations promulgated under the Code, as amended and in effect from time to time.

"UBS" has the meaning set forth in the preamble.

"Unit Certificate" has the meaning set forth in Section 2.8 hereof.

"Units" shall mean Class A Membership Units, Class B Membership Units and Class C Membership Units of BOX Holdings. For the avoidance of doubt, the ownership or possession of Units shall not in and of itself entitle the owner or holder thereof to vote or consent to any action with respect to BOX Holdings (which rights shall be vested only in duly admitted Members of BOX Holdings), or to exercise any right of a Member of BOX Holdings under this Agreement, the LLC Act or other applicable law.

"Unpermitted Deficit" has the meaning set forth in Section 9.2 hereof.

"Vice-Chairman" has the meaning set forth in Section 4.7 hereof.

"Voting Class C Unit" shall mean, as of any time, any Class C Membership Unit that is, at such time, associated with a vested VPR as provided in the Members Agreement.

"Voting Percentage Interest" with respect to a Member means the ratio of the number of Voting Units held by the Member to the total of all of the issued Voting Units, expressed as a percentage.

"Voting Unit" shall mean any Class A Unit, Class B Unit, or Voting Class C Unit.

"VPR" shall have the definition provided in the Members Agreement.

1.2 **Other Definitions**.

The words "include," "includes," and "including" where used in this Agreement are deemed to be followed by the words "without limitation."

Any reference to "Dollars" or "$" in this Agreement refers to U.S. Dollars.

Except as otherwise provided in this Agreement or unless the context otherwise clearly requires, (a) terms used in this Agreement that are defined in the LLC Act will have the meaning set forth in the LLC Act; (b) all references in this Agreement to one gender also include, where appropriate, the other gender; (c) the singular includes the plural and the plural includes the singular; and (d) references in this Agreement to the preamble and sections shall be deemed to mean the preamble and sections to, this Agreement.

Article 2

Organization

2.1 **Formation and Continuation of BOX Holdings**.

(a) Each of the parties hereto hereby agrees that the rights, duties and liabilities of the Members shall be as provided in the LLC Act, except as otherwise provided herein. The name of BOX Holdings shall be BOX Holdings Group LLC. The principal place of business of BOX Holdings shall be located at 101 Arch Street, Suite 610, Boston, MA 02110. The Board may, at any time, change the name or the principal place of business of BOX Holdings and shall give notice thereof to the Members.

(b) Upon authorization by the Board, any Officer, as an "authorized person" within the meaning of the LLC Act, shall execute, deliver and file, or cause the execution, delivery and filing of, all certificates (and any amendments and/or restatements thereof) required or permitted by the LLC Act to be filed with the Secretary of State of the State of Delaware. Any Officer shall execute, deliver and file, or cause the execution, delivery and filing of, any certificates (and any amendments and/or restatements thereof) necessary for BOX Holdings to qualify to do business in any other jurisdiction in which BOX Holdings may wish to conduct business.

2.2 **Registered Agent and Office**. The registered agent for service of process on BOX Holdings in the State of Delaware required to be maintained by §18-104 of the LLC Act shall be Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808 and the registered office of BOX Holdings in the State of Delaware shall be c/o Corporation Service Company at the same address. The Board may at any time change the registered agent of BOX Holdings or the location of such registered office and shall give notice thereof to the Members.

2.3 **Term**. The legal existence of BOX Holdings shall be perpetual, unless BOX Holdings is sooner dissolved as a result of an event specified in the LLC Act or pursuant to a provision of this Agreement.

2.4 **Interest of Members; Property of BOX Holdings**. Units held by a Member shall be personal property for all purposes. All real and other property owned by BOX Holdings shall be deemed BOX Holdings property owned by BOX Holdings as an entity, and no Member, individually, shall own any such property. The name and mailing address of each Member and the number and class of Units held by each and the Percentage Interest and Voting Percentage Interest represented thereby shall be as listed in the Membership Record. BOX Holdings shall be required to update the Membership Record from time to time as necessary to accurately reflect the information contained therein upon (i) a Member ceasing to be a member of BOX Holdings, (ii) the admission of a new Member or (iii) any change in the number or class of Units or Voting Units owned by a Member, in each case pursuant to the terms and conditions specified in this Agreement or the Members Agreement, and shall provide a copy of such updated Membership Record to each Member upon request. Upon request, each Member shall be entitled to receive, at any time, information about the total number of outstanding Units and Voting Units, by class, and the number of Units and Voting Units thereof held by such Member.

2.5 **The Units**.

(a) **Description of Units**. Except as otherwise provided in this Agreement or the Members Agreement, all Units are identical to each other and accord the holders thereof the same obligations, rights and privileges as are accorded to each other holder thereof. Except as otherwise provided in this Agreement, BOX Holdings will not subdivide or combine any Units, or make or pay any distribution on any Units, or accord any other payment, benefit or preference to any Units, except by extending such subdivision, combination, distribution, payment, benefit or preference equally to all Units. Units have no par value. To the extent that any Units must be cancelled or any Units shall be issued, the amount of such Units shall be rounded to the nearest whole number, to the extent feasible, as determined by the Board. Notwithstanding the foregoing, Class C Membership Units may be held in fractional numbers equal to one half Unit.

(b) **Class B Membership Units**. In the event of the dissolution of BOX Holdings, Class B Members will be entitled to receive, of remaining BOX Holdings assets after satisfaction of amounts due to BOX Holdings creditors in accordance with the LLC Act and applicable law, their Class B Liquidation Preference Amount, prior to any distribution of assets to other Members. If there are insufficient assets to pay all Class B Members their full Class B Liquidation Preference Amount, the assets shall be distributed pro rata among the Class B Members. For purposes of this Agreement, a merger or consolidation of BOX Holdings in which its Members do not retain control or a majority of the voting power in the surviving entity, or a sale of all or substantially all of BOX Holdings' assets, will each also be deemed to be a dissolution of BOX Holdings pursuant to this Section 2.5.

(c) **Class B Members Consent**. Notwithstanding anything to the contrary in this Agreement, BOX Holdings agrees to secure the consent and approval of all Class B Members prior to: (i) the issuance of any debt, other than capital leases and bank lines of credit, that will rank senior to or be pari passu with the Class B Membership Units; (ii) the issuance of additional Class B Membership Units; and (iii) the use of any other financing method by BOX Holdings or its Affiliates that would have the effect of reducing the priority of the Class B Membership Units in the event of the dissolution of BOX Holdings within the meaning of Section 2.5(b), collectively; (a "Financing Event"). Prior to a Financing Event, the Chairman shall provide written notice to the holders of Class B Units of the Financing Event, and such notice shall give the Class B Unit holders at least fifteen (15) business days after receipt of the notice to notify the Chairman whether the Class B Unit holder intends to grant consent. In the event a Class B Member withholds such consent and subject to the conversion rights specified in Section 2.5(d), BOX Holdings shall have the option to redeem such Class B Member's Class B Membership Units at the Class B Liquidation Preference Amount.

(d) **Class B Conversion**. Upon notice to BOX Holdings, any Class B Member may elect to cause all or a portion of its Class B Membership Units to convert to an equal number of Class A Membership Units. For the avoidance of doubt, the Class B Member's Capital Account does not change as a result of the conversion of the Class B Membership Units. Without the need of any action by any person, the conversion shall automatically occur upon the later of (i) ten (10) business days following receipt by BOX Holdings of the aforementioned notice, or (ii) such time as specified in such notice. Notwithstanding the foregoing, prior to the dissolution of BOX Holdings, the Chairman shall provide written notice to the holders of Class B Units of the amount of assets available for distribution on a per Unit basis to holders of Class A Membership Units and Class B Membership Units upon dissolution, and such notice shall give the Class B Unit holders at least five (5) business days after receipt of the notice to notify the Chairman whether the Class B Unit holder intends to exercise the conversion right. Upon such conversion, BOX Holdings shall issue the new Class A Membership Units in accordance with this Agreement. Except for the right to designate a Director in accordance with Section 4.1, all rights related to the Class B Membership Units will terminate automatically upon any conversion into Class A Membership Units.

(e) **Class C Conversion**. On the Class C Conversion Date, all then outstanding Voting Class C Units shall automatically convert into an equal number of Class A Membership Units without the need of any action by any person. For the avoidance of doubt, the Class C Member's Capital Account does not change as a result of the conversion of the Class C Membership Units. All outstanding Class C Membership Units that are not Voting Class C Units on the Class C Conversion Date shall then be cancelled. All rights related to Class C Membership Units will terminate automatically upon such cancellation or conversion and rights related to such converted Class A Membership Units will remain. Notwithstanding the foregoing, the Class C Conversion Date shall be extended with respect to any Class C Units held by any Class C Member for the duration of any Makeup Period (as defined in the Members Agreement) applicable to any VPR associated with such Class C Units.

2.6 **Intent**. It is the intent of the Members that BOX Holdings (a) shall always be operated in a manner consistent with its treatment as a partnership for United States federal income tax purposes (and, to the extent possible, for state income tax purposes within the

United States), and (b) to the extent not inconsistent with the foregoing clause (a), shall not be operated or treated as a partnership for purposes of §303 of the Federal Bankruptcy Code (11 U.S.C. §303). Neither BOX Holdings nor any Member shall take any action inconsistent with the express intent of the parties hereto as set forth in the immediately preceding sentence.

2.7 **Article 8 Opt-In.** Each limited liability company interest in BOX Holdings (including the Units) shall constitute a "security" within the meaning of (i) Article 8 of the Uniform Commercial Code (including Section 8-102(a)(15) thereof) as in effect from time to time in the State of Delaware (the "Delaware UCC") and (ii) the Uniform Commercial Code of any other applicable jurisdiction that now or thereafter substantially includes the 1994 revisions to Article 8 thereof as adopted by the American Law Institute and the National Conference of Commissioners on Uniform State Laws and approved the American Bar Association on February 14, 1995 (each, an "Other State UCC"). For all purposes of Article 8 of the Delaware UCC and any Other State UCC, Delaware law shall constitute the local law of BOX Holdings' jurisdiction in BOX Holdings' capacity as the issuer of Units.

2.8 **Certificates**. When, as and if determined by BOX Holdings, Units may, but need not, be represented by one or more certificates (a "Unit Certificate"), issued to the registered owner of such Units by BOX Holdings. If BOX Holdings determines that Units not be represented by Unit Certificates, ownership of Units shall be recorded in the Membership Record. If BOX Holdings determines that Units be represented by Unit Certificates, the remaining provisions of this Section 2.8 shall apply.

(a) Each such Unit Certificate shall be denominated in terms of the number and class of Units in BOX Holdings evidenced by such Unit Certificate and shall be signed by at least one Officer of BOX Holdings on behalf of BOX Holdings. BOX Holdings shall have issued to each Person one or more Unit Certificates in the name of such Person to represent the Units owned by such Person as of the date hereof.

(b) Upon the issuance of additional Units in BOX Holdings to any Person in accordance with the provisions of this Agreement, BOX Holdings shall issue to such Person one or more Unit Certificates in the name of such Person. Each such Unit Certificate shall be denominated in terms of the class and number of Units in BOX Holdings evidenced by such Unit Certificate and shall be signed by at least one Officer of BOX Holdings on behalf of BOX Holdings.

(c) BOX Holdings shall issue a new Unit Certificate in place of any Unit Certificate previously issued if the registered owner of the Units represented by such Unit Certificate, as reflected on the Membership Record:

(i) makes proof by affidavit, in form and substance satisfactory to the Board in its sole discretion, that such previously issued Unit Certificate has been lost, stolen or destroyed;

(ii) requests the issuance of a new Unit Certificate before BOX Holdings has notice that such previously issued Unit Certificate has been acquired by a protected purchaser;

(iii) if requested by the Board in its sole discretion, delivers to BOX Holdings a bond, in form and substance satisfactory to the Board in its sole discretion, with such surety or sureties as the Board in its sole discretion may direct, to indemnify BOX Holdings against any claim that may be made on account of the alleged loss, destruction or theft of the previously issued Unit Certificate; and

(iv) satisfies any other reasonable requirements imposed by the Board.

(d) Upon the Transfer or conversion in accordance with the provisions of this Agreement by any Person of any or all of its Units represented by a Unit Certificate, such Person shall deliver such Unit Certificate, if any, to BOX Holdings for cancellation (endorsed thereon or endorsed on a separate document), and any Officer of BOX Holdings shall thereupon cause to be issued a new Unit Certificate to such Person's permitted transferee or such Person, as applicable, for the class and number of Units being transferred or converted and, if applicable, cause to be issued to such Person a new Unit Certificate for that class and number of Units that were represented by the canceled Unit Certificate and that are not being transferred or converted; provided, however, BOX Holdings shall have no duty to register the Transfer unless the requirements of Section 8-401 of the Delaware UCC are satisfied.

(e) Legends.

(i) Each Unit Certificate issued by BOX Holdings shall include the following legend:

"THE RIGHTS, POWERS, PREFERENCES, RESTRICTIONS (INCLUDING TRANSFER RESTRICTIONS) AND LIMITATIONS OF THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SET FORTH IN, AND THIS CERTIFICATE AND THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED HEREBY ARE ISSUED AND SHALL IN ALL RESPECTS BE SUBJECT TO, THE TERMS AND PROVISIONS OF THE OPERATING AGREEMENT OF BOX HOLDINGS GROUP LLC, AS THE SAME MAY BE AMENDED AND/OR RESTATED FROM TIME TO TIME (THE "AGREEMENT"). THE TRANSFER, SALE, ALIENATION, ASSIGNMENT, EXCHANGE, PARTICIPATION, SUBPARTICIPATION, ENCUMBRANCE, OR DISPOSITION IN ANY MANNER, WHETHER DIRECT OR INDIRECT, VOLUNTARY OR INVOLUNTARY, BY OPERATION OF LAW OR OTHERWISE, OF THIS CERTIFICATE AND THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED HEREBY ARE RESTRICTED AS DESCRIBED IN THE AGREEMENT.

EACH LIMITED LIABILITY COMPANY INTEREST REPRESENTED HEREBY SHALL CONSTITUTE A "SECURITY" WITHIN THE MEANING OF (I) ARTICLE 8 OF THE UNIFORM COMMERCIAL CODE (INCLUDING SECTION 8-102(A)(15) THEREOF) AS IN EFFECT FROM TIME TO TIME IN THE STATE OF DELAWARE (THE "DELAWARE UCC") AND (II) THE UNIFORM COMMERCIAL CODE OF ANY OTHER APPLICABLE JURISDICTION THAT NOW OR HEREAFTER SUBSTANTIALLY INCLUDES THE 1994 REVISIONS TO ARTICLE 8 THEREOF AS ADOPTED BY THE AMERICAN LAW INSTITUTE AND THE NATIONAL CONFERENCE OF COMMISSIONERS ON UNIFORM STATE LAWS AND APPROVED BY THE AMERICAN

BAR ASSOCIATION ON FEBRUARY 14, 1995 (EACH, AN "OTHER STATE UCC"). FOR ALL PURPOSES OF ARTICLE 8 OF THE DELAWARE UCC AND ANY OTHER STATE UCC, DELAWARE LAW SHALL CONSTITUTE THE LOCAL LAW OF BOX HOLDINGS GROUP LLC'S JURISDICTION IN BOX HOLDINGS GROUP LLC'S CAPACITY AS THE ISSUER OF THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED HEREBY."

(ii) In addition, unless counsel to BOX Holdings has advised BOX Holdings that such legend is no longer needed, each Unit Certificate shall bear a legend in substantially the following form:

"THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED HEREBY HAVE NOT BEEN REGISTERED PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED (THE "EXCHANGE ACT"), OR ANY STATE SECURITIES LAWS, AND SUCH SECURITIES MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS THE SAME ARE REGISTERED AND QUALIFIED IN ACCORDANCE WITH THE EXCHANGE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO BOX HOLDINGS GROUP LLC SUCH REGISTRATION AND QUALIFICATION ARE NOT REQUIRED."

Article 3

Purpose

The purpose of BOX Holdings is to hold membership interests or other interests in operating companies and to engage in all related activities arising therefrom or relating thereto or necessary, desirable, advisable, convenient, or appropriate in connection therewith as the Members may determine. BOX Holdings shall not engage in any other business or activity except as approved in accordance with this Article 3 and Section 4.4(b)(ii).

Article 4

Governance

4.1 **Board of Directors**.

(a) The Members shall establish a Board of Directors of BOX Holdings (the "Board" or "Directors") to implement this Agreement. The Board shall be comprised of the number of Directors permitted and designated pursuant to this Section 4.1. Except as otherwise specifically provided in this Agreement or required under the Exchange Act, the Board will manage the development, operations, business and affairs of BOX Holdings without the need for any approval of any Member or other Person. Subject to the limitations provided in this Section 4.1, each Member shall have the right to designate the maximum number of Directors permitted under any one (1) (but no Member may aggregate rights to designate Directors under more than one) of subsections (i) through (vi) below; provided that no Member shall be permitted to designate more than three (3) Directors:

(i) Each Member, so long as it (together with its respective Affiliates) holds a combined total of Class A Units and Class B Units greater than two and one-half percent (2.5%) of all outstanding Voting Units, shall be entitled to designate one (1) Director;

(ii) Each Member, so long as it (together with its respective Affiliates) holds a combined total of Voting Class C Units greater than four percent (4%) of all outstanding Voting Units, shall be entitled to designate one (1) Director;

(iii) Each Member, so long as it (together with its respective Affiliates) holds a combined total of Voting Units greater than fourteen percent (14%) of all outstanding Voting Units, shall be entitled to designate two (2) Directors;

(iv) Each Member, so long as it (together with its respective Affiliates) holds a combined total of Voting Units greater than twenty-eight percent (28%) of all outstanding Voting Units, shall be entitled to designate three (3) Directors;

(v) Mr. Will Easley, of Aragon, so long as he holds, directly or indirectly, any Class A or Class B Unit, shall be entitled to serve as a Director; and

(vi) Each of MXUS2, IB, Citigroup, Strategic Investments, Citadel, CSFB, Lab Morgan, and UBS (together, in each case, with its respective Affiliates) shall be entitled to designate one (1) Director so long as it holds any Class A or Class B Unit.

(b) In the event any Member designates a Director pursuant to rights arising under any subsection of Section 4.1(a) above and, thereafter, such Member ceases to qualify for the right to designate such Director under such subsection, such Director shall be automatically removed from the Board, with no action required of any party, except to the extent such Member qualifies to designate the Director under another of such subsections. If, upon application of this Section 4.1(b), a Member that has rightfully designated more than one Director retains the right to designate a fewer number of Directors, such Member shall immediately notify BOX Holdings of the identity of the Director(s) remaining on the Board. If such Member fails to provide such notice, the longest serving Director(s) designated by such Member shall remain on the Board to the extent such Member continues to qualify under Section 4.1(a).

(c) Each Director shall serve at the pleasure of the Member which designated such Director and may from time to time be replaced by such Member. Except as approved by a vote of the disinterested Directors, any such Director or replacement therefore must at all times be a member of senior management or Board of Directors of the designating party or an Affiliate of such designating party or of its principal owner or owners. Each Member shall notify BOX Holdings in writing of any person designated by it to serve as a Director and any replacement for such person promptly following such designation or replacement. The Board, by a majority of Total Votes, may remove a Director: (i) in the event such Director has violated any provision of this Agreement or any federal or state securities law; or (ii) if the Board determines that such action is necessary or appropriate in the public interest or for the protection of investors.

(d) In the event that a Director has not been designated or is unable to attend or participate in any meeting of the Board or any committee thereof, the Member that designated or has the right to designate such Director may appoint an individual to attend such meetings as a non-voting advisor and to participate in the deliberations of such meetings. In each such case, in order to qualify as a non-voting advisor and to participate in any such meeting, such individual must satisfy the requirements, as set forth in this Agreement, applicable to the Director for whom such advisor is a substitute.

(e) Each Member with the right to designate one or more Directors may also designate the same individuals, or the same number of individuals meeting the same qualifications for service as a Director, to serve as directors of any subsidiary of BOX Holdings. BOX Holdings and each of the Members hereby covenant and agree to take any and all necessary action to cause each such individual so designated, from time to time, to be elected to the board of directors of any such subsidiary.

4.2 **Authority and Conduct; Duties of Board; Committees**.

(a) **Authority and Conduct**. The Board shall have the specific authority delegated to it pursuant to this Agreement.

(b) **Duties of Board**. Without limiting the general duties and authority of the Board as set forth in this Article 4, except as otherwise provided in this Agreement, the Board shall have all of the powers of the Board of Directors of a corporation organized under the General Corporation Law of the State of Delaware, as from time to time in effect (the "DGCL"), including the power and responsibility to manage the business of BOX Holdings, select, and evaluate the performance of, the CEO (if any) and other Officers of BOX Holdings, and establish and monitor capital and operating budgets.

(c) **Executive Committee**. There may be an executive committee of the Board (the "Executive Committee") formed by a vote of the Board and consisting of the Chairman, Vice-Chairman, CEO (if any), one (1) Director designated by each Member with the right to designate two (2) Directors to the Board, two (2) Directors designated by each Member with the right to designate three (3) Directors to the Board, and such other Directors as the Board shall determine. The act of the members of such committee holding a majority of the Total Votes represented by all members of such committee shall be the act of the committee. Said committee may meet at stated times or on notice to all by any of their own number, and, subject to Section 4.2(e) below, shall have, and may exercise, all powers of the Board in the management of the business affairs of BOX Holdings. Vacancies in the membership of the Executive Committee shall be filled by the Board in accordance with this Section 4.2(c) at a regular meeting or at a special meeting of the Board called for that purpose.

(d) **Other Committees**. The Board shall create and maintain an Audit Committee and a Compensation Committee. The Board may also designate one or more committees in addition to the Executive Committee, Audit Committee and Compensation Committee, by resolution or resolutions passed by a majority of the whole Board; such committee or committees shall consist of one or more Directors appointed by the Board, except as otherwise provided herein, and, subject to Section 4.2(e) below, to the extent provided in the resolution or resolutions designating them, shall have and may exercise specific powers of the Board in the management of the business and other affairs of BOX Holdings to the extent permitted by this Agreement. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board.

(e) **Audit Committee**. The Board shall appoint an Audit Committee (the "Audit Committee"), which shall consist of at least three (3) Directors. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (i) provide oversight over BOX Holding's financial reporting process and the financial information that is provided to the Members and others; (ii) provide oversight over the systems of internal controls established by management and the Board and BOX Holding's legal and compliance process; (iii) select, evaluate and, where appropriate, replace BOX Holding's independent auditors (or nominate the independent auditors to be proposed for ratification by the Board); and (iv) direct and oversee all the activities of BOX Holding's internal audit function, including but not limited to management's responsiveness to internal audit recommendations.

(f) **Compensation Committee**. The Board shall appoint a Compensation Committee (the "Compensation Committee"), which shall consist of at least three (3) Directors. The Compensation Committee shall consider and recommend to the Board compensation policies, programs, and practices for Directors, Officers and employees of BOX Holdings.

(g) **Powers Denied to Committees**. Committees of the Board shall not, in any event, have any power or authority to transact any Major Action or an action specifically covered by Section 4.4.

(h) **Substitute Committee Member; Minutes**. In the absence or on the disqualification of a Director who is a member of a committee, the Board may designate another Director to act at a committee meeting in the place of such absent or disqualified Director. Each committee shall keep regular minutes of its proceedings and report the same to the Board as may be required by the Board.

4.3 **Meetings**.

(a) **Manner; Quorum.** The Board will meet as often as the Board deems necessary, but not less than four (4) times per year. Meetings of the Board or any committee thereof may be conducted in person or by telephone or in any other manner agreed to by the Board or, respectively, by the members of a committee. Any of the Directors may call a meeting of the Board upon fourteen (14) calendar days prior written notice. In any case where the convening of a meeting of Directors is a matter of urgency, notice of such meeting may be given not less that forty-eight (48) hours before such meeting is to be held. No notice of a meeting shall be necessary when all Directors are present. In the event that the Board consists of less than eight (8) Directors, the attendance of at least four (4) Directors shall constitute a quorum for purposes of any meeting of the Board. In the event that the Board consists of eight (8) or more Directors, the attendance of at least a majority of all the Directors shall constitute a quorum for purposes of any meeting of the Board. Except as may otherwise be provided by this Agreement, each of the Directors will be entitled to vote on any action to be taken by the Board, except that the CEO (if a Director) shall not be entitled to vote on matters relating to his or her powers, compensation or performance.

(b) **Voting.** There shall be a total of 100 votes (the "Total Votes") available to be voted on any action to be taken by the Board. Each Director, except as limited by the provisions of Section 7.4(h), shall be entitled to vote that percentage of the Total Votes equal to the quotient obtained by dividing (i) the quotient of (A) the number of Voting Units held by the Member that designated such Director divided by (B) the aggregate number of Voting Units held by all Members that designated Directors, by (ii) the number of Directors designated by such Member. All quorum and voting requirements shall be adjusted accordingly for the suspension of any Member made pursuant to Sections 5.8, 7.4(g) or 7.4(h). Any Director shall be entitled to vote the votes allocated to one or more other Directors after having received, and delivered to the Secretary of BOX Holdings, each such other Director's proxy in writing. Unless otherwise provided by this Agreement, any action to be taken by the Board shall be considered effective only if approved by at least a majority of the votes entitled to be voted on such action. Meetings of the Board may be attended by other persons related to BOX Holdings as permitted from time to time by the Board and as otherwise specified in this Agreement.

(c) **Written Consent.** Any action required or permitted to be taken at a meeting of the Board, or any committee thereof, may be taken without a meeting if written consents, setting forth the action so taken, are executed by the members of the Board or committee, as the case may be, representing the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all members of the Board or committee, as the case may be, permitted to vote were present and voted. The Board will establish procedures relating to the recording of minutes of its meetings.

4.4 **Special Voting Requirements**.

(a) Notwithstanding the provisions of Section 4.3 regarding voting requirements and subject to the other provisions of this Agreement, no action with respect to any Major Action (as defined in paragraph (b) below), shall be effective unless: (i) at all times when IB and MXUS2 are the only Members of BOX Holdings, approved by unanimous consent of the Board, or (ii) at all times when IB and MXUS2 are Members, but not the only Members, of BOX Holdings, approved by Directors holding a majority of the Total Votes, including the affirmative vote of all of the votes of Directors designated by each of IB and MXUS2, in each case acting at a meeting. In addition, unless approved by the Board as provided above, none of the Members on behalf of BOX Holdings shall enter into or permit BOX Holdings to enter into any Major Action. No other Member votes are required for a Major Action. For the avoidance of doubt, however, no action may be taken to alter the rights specifically granted to the Class B Units or individual Members or the Exchange or adversely affect such Class B Units or Members or the Exchange, except as provided in the Members Agreement, without complying with Section 18.1.

(b) For purposes of this Agreement, "Major Action" means any of the following:

(i) merger or consolidation of BOX Holdings with any other entity or the sale by BOX Holdings of any material portion of its assets;

(ii) entry by BOX Holdings into any line of business other than the business described in Article 3;

(iii) conversion of BOX Holdings from a Delaware limited liability company into any other type of entity;

(iv) except as expressly contemplated by this Agreement, BOX Holdings entering into any agreement, commitment, or transaction with any Member or any of its Affiliates other than transactions or agreements upon commercially reasonable terms that are no less favorable to BOX Holdings than BOX Holdings would obtain in a comparable arms-length transaction or agreement with a third party;

(v) to the fullest extent permitted by law, taking any action to effect the voluntary, or which would precipitate an involuntary, dissolution or winding-up of BOX Holdings;

(vi) permitting BOX Options to operate the BOX Options Market utilizing any other software system other than the System, except as otherwise provided in the TOSA or to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Options Market as determined by the board of the Exchange;

(vii) permitting BOX Options to operate the BOX Options Market utilizing any other regulatory services provider other than the Exchange, except as otherwise provided in the Facility Agreement or to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Options Market as determined by the board of the Exchange;

(viii) except as otherwise provided in the Facility Agreement, entering into, or permitting any subsidiary of BOX Holdings to enter into, any partnership, joint venture or other similar joint business undertaking;

(ix) making any fundamental change in the market structure of BOX Options from that contemplated by BOX Holdings as of the date hereof, except to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Options Market as determined by the board of the Exchange;

(x) subject to Article 7, the acquisition of any Units by any Person that results in such Person, alone or together with any Affiliate of such Person, newly holding an aggregate Percentage Interest equal to or greater than twenty percent (20%);

(xi) subject to the provisions of Section 4.1, appointing Directors to afford representation to Members having a Percentage Interest less than 4.00;

(xii) altering the provisions for Board membership for IB or MXUS2, specified in Section 4.1(a)(i), except to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Options Market as determined by the board of the Exchange;

(xiii) BOX Holdings purchasing Units pursuant to Section 7.2;

(xiv) amending the BOX Options Market LLC Agreement with respect to any provision in this Section 4.4, except to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Options Market as determined by the board of the Exchange; and

(xv) altering or amending any of the provisions of this Section 4.4(b), except to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Options Market as determined by the board of the Exchange.

(c) Notwithstanding the provisions of Section 4.3 regarding voting requirements, but subject to the provisions of Section 2.5, in the event that the Board has determined that the issuance of additional Units to existing Members at book value is the best alternative to raise additional working capital for BOX Holdings, no such additional Units shall be issued to any existing Member without the affirmative vote of Directors holding a majority of the Total Votes, which such majority must include the votes of at least one Director of the Board designated by a Member that is not affiliated with the Member or Members to whom such additional Units are proposed to be issued.

4.5 **Officers**. The Board will appoint such officers and agents of BOX Holdings, including a Chairman, a Vice-Chairman, a CEO, a Secretary and such other officers as determined by the Board (each an "Officer"), as the Board shall from time to time deem necessary. Such Officers and agents shall have such terms of employment, shall receive such compensation and shall exercise such powers and perform such duties as the Board shall from time to time determine. Any one individual may hold more than one office.

4.6 **Duties of the Chairman**. The Chairman of the Board (the "Chairman") shall preside at all meetings of the Board. The Chairman shall have the general powers and duties usually vested in the office of Chairman of the Board of a business corporation organized under the DGCL, and shall have such other duties and responsibilities related to the development of BOX Holdings as the Board shall from time to time direct.

4.7 **Duties of the Vice-Chairman**. The Vice-Chairman of the Board (the "Vice-Chairman") shall preside at all meetings of the Board and fulfill all the responsibilities of the Chairman in the absence of the Chairman and shall have such other duties and responsibilities related to the development of BOX Holdings as the Board shall from time to time direct.

4.8 **Duties of the CEO**. Subject to the supervision and direction of the Board, the Chief Executive Officer (the "CEO") shall have general supervision, direction and control of the business and the other executive Officers of BOX Holdings. The CEO shall have the general powers and duties of management usually vested in the office of CEO of a business corporation organized under the DGCL, and shall have such other duties and responsibilities related to BOX Holdings as the Board shall from time to time direct. The CEO shall be responsible for advising the Board on the status of BOX Holdings on a regular basis or more frequently as requested by the Board. If the office of CEO is not filled, the Chairman shall have all of the responsibilities and powers, and perform all of the duties, of the CEO.

4.9 **Duties of the Secretary**. The Secretary (the "Secretary") shall act as secretary of all meetings of the Board and all meetings of the Members. In the absence of the Secretary, the presiding Officer of the meeting shall appoint any other person to act as secretary of the meeting. The Secretary shall have all other authority provided in this Agreement and as otherwise determined by the Board.

4.10 **No Management by Members**. Except as otherwise expressly provided herein or as requested by the Board, no Member acting solely in its capacity as a Member shall take part in the day-to-day management or operation of the business and affairs of BOX Holdings. Except and only to the extent expressly provided for in this Agreement and as delegated by the Board to committees of the Board or to duly appointed Officers or agents of BOX Holdings, no Member acting solely in its capacity as a Member or other Person other than the Board shall be an agent of BOX Holdings or have any right, power or authority to transact any business in the name of BOX Holdings or to act for or on behalf of or to bind BOX Holdings.

4.11 **Reliance by Third Parties**. Any Person dealing with BOX Holdings or the Board may rely upon a certificate signed by the Chairman, or such other Officer of BOX Holdings designated by the Board, as to:

(a) the identity of the members of the Board or any committee thereof, any Officer or agent of BOX Holdings or any Member hereof;

(b) the existence or non-existence of any fact or facts which constitute a condition precedent to acts by the Board or in any other manner germane to the affairs of BOX Holdings;

(c) the Persons who are authorized to execute and deliver any agreement, instrument or document of or on behalf of BOX Holdings; or

(d) any act or failure to act by BOX Holdings or any other matter whatsoever involving BOX Holdings or any Member.

4.12 **Regulatory Obligations**.

(a) Non-Interference. Each of the Members, Directors, Officers, employees and agents of BOX Holdings shall give due regard to the preservation of the independence of the self-regulatory function of the Exchange and to its obligations to investors and the general public and shall not take actions which would interfere with the effectuation of decisions by the board of directors of the Exchange relating to its regulatory functions (including disciplinary matters) or which would interfere with the Exchange's ability to carry out its responsibilities under the Exchange Act. No present or past Member, Director, Officer, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or any other person or entity shall have any rights against BOX Holdings or any Member, Director, Officer, employee or agent of BOX Holdings under this Section 4.12.

(b) Compliance with Securities Laws; Cooperation with the SEC. BOX Holdings and its Members shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall cooperate with the SEC and the Exchange pursuant to and to the extent of their respective regulatory authority. The Directors, Officers, employees and agents of BOX Holdings, by virtue of their acceptance of such position, shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall be deemed to agree to cooperate with the SEC and the Exchange in respect of the SEC's oversight responsibilities regarding the Exchange and the self-regulatory functions and responsibilities of the Exchange, and BOX Holdings shall take reasonable steps necessary to cause its Directors, Officers, employees and agents to so cooperate. No present or past Member, Director, Officer, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or any other person or entity shall have any rights against BOX Holdings or any Member, Director, Officer, employee or agent of BOX Holdings under this Section 4.12.

4.13 **Member Voting**.

(a) Majority. Except as otherwise provided herein or in the Members Agreement, with respect to any matter requiring the vote of the Members, all Members holding Voting Units shall be entitled to vote together, as a single class, each with one vote per Voting Unit so held.

(b) Supermajority. Subject to the other provisions of this Agreement and the Members Agreement, none of the following actions by BOX Holdings shall be effective, and no Member, Director, Officer or employee of BOX Holdings shall take any action to cause any of the following to occur, unless approved by a vote of Members holding at least 67% of all outstanding Voting Units:

(i) merger or consolidation of BOX Holdings or BOX Options with any other entity, a Sale of BOX Holdings or BOX Options, or the sale, lease or transfer, by BOX Holdings or BOX Options, of any material portion of its assets;

(ii) entry by BOX Holdings or BOX Options into any line of business other than the business described, respectively, in Article 3 above or in Article 3 of the BOX Options Market LLC Agreement;

(iii) conversion of BOX Holdings or BOX Options from a Delaware limited liability company into any other type of entity;

(iv) except as expressly contemplated by the Members Agreement, BOX Holdings or BOX Options entering into any agreement, commitment, or transaction with any Member or any of its Affiliates other than transactions or agreements upon commercially reasonable terms that are no less favorable to BOX Holdings or BOX Options, respectively, than BOX Holdings or BOX Options would obtain in a comparable arms-length transaction or agreement with a third party;

(v) to the fullest extent permitted by law, taking any action to effect the voluntary, or which would precipitate an involuntary, dissolution or winding-up of BOX Holdings or BOX Options;

(vi) except as otherwise provided in the Facility Agreement or to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Options Market as determined by the board of the Exchange, the issuance, by BOX Holdings, of any additional equity interests in, or any securities exchangeable for or convertible into equity securities of, BOX Holdings other than the following, as approved by the Board and in the aggregate not to exceed ten percent (10%) of the outstanding equity interests of BOX Holdings: (A) equity interests, options or convertible securities issued as a dividend, Unit split or distribution on existing Units, (B) equity interests issued to employees or Directors of, or consultants or advisors to, BOX Holdings or one or more subsidiaries thereof pursuant to a plan, agreement or arrangement, (C) equity interests issued upon the exercise of options or convertible securities issued by BOX Holdings, provided each such exercise or conversion is in accordance with the terms of each such option or security, and (D) equity interests issued by BOX Holdings in the acquisition of any business;

(vii) the issuance, by BOX Options, of any additional equity interests in, or any securities exchangeable for or convertible into equity securities of, BOX Options, except as otherwise provided in the Facility Agreement or to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Options Market as determined by the board of the Exchange;

(viii) permitting BOX Options to operate the BOX Options Market utilizing any other regulatory services provider other than the Exchange, except as otherwise provided in the Facility Agreement or to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Options Market as determined by the board of the Exchange;

(ix) except as otherwise provided in the Facility Agreement, entering into, or permitting any subsidiary of BOX Holdings to enter into, any partnership, joint venture or other similar joint business undertaking;

(x) making a fundamental change to the business model of BOX Options to be other than a for-profit business, except to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Options Market as determined by the board of the Exchange;

(xi) subject to Article 7, the acquisition of any Units by any Person that results in such Person, alone or together with any Affiliate of such Person, newly holding an aggregate Percentage Interest equal to or greater than twenty percent (20%);

(xii) altering the provisions relating to the designation of Directors set forth in Section 4.1(a), except to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Options Market as determined by the board of the Exchange;

(xiii) altering or amending any of the provisions of this Section 4.13(b), except to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Options Market as determined by the board of the Exchange.

Article 5

Powers, Duties, and Restrictions of BOX Holdings and the Members

5.1 **Powers of BOX Holdings**. In furtherance of the purposes set forth in Article 3, and subject to the provisions of Article 4, BOX Holdings, acting through the Board, will possess the power to do anything not prohibited by the LLC Act, by other applicable law, or by this Agreement, including but not limited to the following powers: (i) to undertake any of the activities described in Article 3; (ii) to make, perform, and enter into any contract, commitment, activity, or agreement relating thereto; (iii) to open, maintain, and close bank and money market accounts, to endorse, for deposit to any such account or otherwise, checks payable or belonging to BOX Holdings from any other Person, and to draw checks or other orders for the payment of money on any such account; (iv) to hold, distribute, and exercise all rights (including voting rights), powers, and privileges and other incidents of ownership with respect to assets of BOX Holdings; (v) to borrow funds, issue evidences of indebtedness, and refinance any such indebtedness in furtherance of any or all of the purposes of BOX Holdings, to guarantee the obligations of others, and to secure any such indebtedness or guarantee by mortgage, security interest, pledge, or other lien on any property or other assets of BOX Holdings; (vi) to employ or retain such agents, employees, managers, accountants, attorneys, consultants and other Persons necessary or appropriate to carry out the business and affairs of BOX Holdings, and to pay such fees, expenses, salaries, wages and other compensation to such Persons as the Board shall determine; (vii) to bring, defend, and compromise actions, in its own name, at law or in equity; and (viii) to take all actions and do all things necessary or advisable or incident to the carrying out of the purposes of BOX Holdings, so far as such powers and privileges are necessary or convenient to the conduct, promotion, or attainment of BOX Holdings' business, purpose, or activities.

5.2 **Powers of Members**. Except as otherwise specifically provided by this Agreement or required by the LLC Act or by the SEC pursuant to the Exchange Act, no Member shall have the power to act for or on behalf of, or to bind, BOX Holdings, and unless otherwise determined by the Board, all Members shall constitute one class or group of members of BOX Holdings for all purposes of the LLC Act.

5.3 **Voting Trusts**. Except for the Members Agreement, Members are prohibited from entering into voting trust agreements with respect to their Units.

5.4 **Member's Compensation**. Except as otherwise specifically provided in this Agreement, the Members shall not be entitled to any compensation for their services hereunder.

5.5 **Cessation of Status as a Member**. A Member will cease to be a member of BOX Holdings upon the Bankruptcy or the involuntary dissolution of such Member.

5.6 **Claims Against or By Members**. Any and all matters relating to the actions of BOX Holdings with respect to claims: (i) by BOX Holdings against a Member or a former Member or any Affiliate of a Member or a former Member (collectively the "Member Entities"); or (ii) by a Member Entity against BOX Holdings shall be controlled by the Directors designated by the Member or Members that are not affiliated with such Member Entity. No Director shall be entitled to vote on (A) whether to initiate a claim by BOX Holdings against the Member that appointed such Director or an Affiliate of such Member, (B) any matter concerning a claim initiated by BOX Holdings against the Member that appointed such Director or a Member Entity affiliated with such Member, or (C) any matter concerning a claim initiated against BOX Holdings by the Member that appointed such Director or a Member Entity affiliated with such Member. Any action to be taken by the Board with respect to any such claim shall be considered effective only if approved by Directors representing Members holding at least a majority in interest of all outstanding Units, without including Directors that are affiliated with such Member Entity.

5.7 **Purchased Services**. All products and services to be obtained by BOX Holdings will be evaluated by BOX Holdings' management with a view to best practices and all such products and services will be obtained from Members, their Affiliates or third-parties based upon arms-length negotiations, including obtaining quotes for such products or services from third-parties, as appropriate. Notwithstanding the forgoing, Members and their Affiliates will be given preference over third-parties if such Members or Affiliates are willing and able to provide services and terms at least as favorable to BOX Holdings as those offered by the third parties, except to the extent otherwise required by the Exchange to fulfill its regulatory functions or responsibilities or to oversee the BOX Options Market as determined by the board of the Exchange.

5.8 **Suspension of Voting Privileges and Termination of Membership**. Notwithstanding anything to the contrary in the Members Agreement or any other agreement, after appropriate notice and opportunity for hearing, the Board, by a vote of Directors representing 2/3 of the Total Votes, excluding the vote of such Member subject to sanction, may suspend or terminate a Member's voting privileges or other rights as a Member in BOX Holdings (but not its economic rights in and to its Units), under the LLC Act or this Agreement: (i) in the event such Member is subject to a "statutory disqualification," as defined in Section 3(a)(39) of the Exchange Act; or (ii) in the event such Member has violated any provision of this Agreement, or any federal or state securities law; or (iii) if the Board determines that such action is necessary or appropriate in the public interest or for the protection of investors.

Article 6

Members; Financing BOX Holdings

6.1 **Initial Capital Contributions**. Each Member shall have an initial Capital Account balance as of the date such Member has acquired Units, equal to the amount of cash and the fair market value of all other assets, services and/or properties contributed by such Member in exchange for such Units (with respect to each such Member, its "Initial Capital Contribution").

6.2 **Members; Capital**. The Capital Contributions of the Members shall be set forth on the books and records of BOX Holdings. No interest shall be paid on any Capital Contribution to BOX Holdings. No Member shall have any personal liability for the repayment of the Capital Contribution of any Member, and no Member shall have any obligation to fund any deficit in its Capital Account. Each Member hereby waives, for the term of BOX Holdings, any right to partition the property of BOX Holdings or to commence an action seeking dissolution of BOX Holdings under the LLC Act.

6.3 **Additional Capital Contributions**. The Board shall, at its sole discretion, determine the capital needs of BOX Holdings. Subject to Section 2.5 of this Agreement, if at any time or from time to time after September 10, 2015 the Board shall determine that additional capital is required in the interests of BOX Holdings, additional working capital shall be raised in such manner as determined by the Board, including but not limited to the following: (i) the issuance of new Units to third parties; (ii) the issuance of convertible debt; (iii) borrowing funds from new sources; (iv) borrowing funds from existing Members or deferring payment for services performed by then-existing Members; and (v) the issuance of additional Units to then-existing Members. In all cases, the Board shall pursue those financing alternatives deemed non-dilutive to the existing Members before all other financing alternatives. In the event that the Board determines that the issuance of additional Units to existing Members is the only available alternative, and the Board determines that market conditions dictate such additional Units be sold at book value, such issuance must be approved by a majority of the Total Votes and is subject to Section 2.5 of this Agreement, which such majority must include the vote of at least one member of the Board whose Affiliate is not purchasing Units in the proposed transaction unless all the Members are participating in the purchase. New Member recipients of additional Units issued hereunder must: (i) be of high professional and financial standing; (ii) be able to carry out their duties as a Member; (iii) be under no regulatory or governmental bar or disqualification; (iv) be approved by the Board; and (v) become a Member party to this Agreement. Notwithstanding the foregoing, registration as a broker-dealer or self-regulatory organization is not required to become a Member. Without limiting the effect of Section 7.1, all additional Units issued pursuant to this Section 6.3 shall be restricted from sale for a period of twelve (12) months after issuance unless otherwise agreed to by the Board of Directors of BOX Holdings. Notwithstanding any of the foregoing, neither the Board nor any Member, acting singly or together, shall have the power to require any Member to make any Additional Capital Contribution in excess of its Initial Capital Contribution.

6.4 **Borrowings and Loans**. If any Member shall lend any monies to BOX Holdings, the amount of any such loan shall not constitute an increase in the amount of such Member's Capital Contribution unless specifically agreed to by the Board of Directors and such Member. The terms of such loans and the interest rate(s) thereon shall be commercially reasonable terms and rates, as determined by the Board in accordance with Article 4.

6.5 **General**. Except as otherwise provided in this Agreement, any Member and its Affiliates may lend money to, borrow money from, act as surety, guarantor or endorser for, guarantee or assume one or more specific obligations of, provide collateral for, and transact other business with BOX Holdings and, subject to applicable law, shall have the same rights and obligations with respect thereto as a Person who is not a Member of BOX Holdings. Any such transactions with a Member or an Affiliate of a Member shall be on the terms approved by all of the Board from time to time or, if such transaction is contemplated by this Agreement, on the terms provided for in this Agreement.

6.6 **Liability of the Members and Directors**. Except as otherwise required by the LLC Act, no Member or Director or Officer of BOX Holdings, solely by reason of being a Member or Director or Officer, shall be liable, under a judgment, decree or order of a court, or in any other manner, for a debt, obligation or liability of BOX Holdings, whether arising in contract, tort or otherwise, or for the acts or omissions of any other Member or Director or Officer of BOX Holdings. The failure of BOX Holdings to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the LLC Act shall not be grounds for imposing liability on any Member or Director or Officer of BOX Holdings for liabilities of BOX Holdings.

Article 7

Transferability of Units

7.1 **Restrictions on Transfer**

(a) No Person shall directly or indirectly, whether voluntarily, involuntarily, by operation of law or otherwise, dispose of, sell, alienate, assign, exchange, participate, subparticipate, encumber, or otherwise transfer in any manner (each, a "Transfer") all or any portion of its Units, or any rights arising under, out of or in respect of this Agreement, including, without limitation, any right to damages for breach of this Agreement unless prior to such Transfer the transferee is approved by the Board. To be eligible for such Board approval, the proposed transferee must (x) be of high professional and financial standing, (y) be able to carry out its duties as a Member hereunder, if admitted as such, and (z) be under no regulatory or governmental bar or disqualification. Notwithstanding the foregoing, registration as a broker-dealer or self-regulatory organization is not required to be eligible for such Board approval. Notwithstanding the foregoing, the following shall not be included in the definition of "Transfer" (i) transfers of Class A and Class B Units among Members; (ii) reallocation of Class C Units pursuant to the Members Agreement, (iii) transfers of Class A and Class B Units by IB permitted under Section 7.6 hereof; or (iv) transfers of Class A and Class B Units to Affiliates of a Member, including officers of a Member or such Member's Affiliates. A holder of Units shall provide prior written notice to the Exchange of any proposed Transfer.

(b) Notwithstanding anything to the contrary in this Article 7 but subject to Section 7.4, the following Transfers of Class C Units are permitted:

(i) A Class C Member may Transfer any of its rights or obligations with respect to such Member's Class C Units if (i) any transferred Class C Units are transferred together with all rights and obligations pursuant to the associated VPRs and the Members Agreement, (ii) all transferred Class C Units are associated with Protected VPRs, (iii) the transferor has obtained the prior written consent of the Board, (iv) such Transfer complies in all respects with the requirements set forth in the Members Agreement, (v) the Transfer of Class C Units complies with the requirements for such Transfer set forth in this Article 7, and (vi) the transferee has been admitted as a Member of BOX Holdings as provided in Section 7.1(c) below; and

(ii) Subject to the requirements of Section 3.2 of the Members Agreement, a Class C Member may transfer all, but not less than all, of its rights and obligations arising pursuant to this Agreement and the Members Agreement related to, and including, all Class C Units and VPRs held thereby, to any Person that is an Affiliate of such Class C Member, without the consent of BOX Holdings or any other Member, and such Affiliate shall be automatically admitted as a Class C Member of BOX Holdings without any required action on the part of any Person, if, and only if, (i) prompt, written notice of such transfer, including relevant contact information, is provided to BOX Holdings, (ii) such Transfer complies in all respects with the requirements set forth in the Members Agreement, (iii) the transferee is of high professional and financial standing, is able to carry out its duties as a Member hereunder, and is under no regulatory or governmental bar or disqualification, and (iv) the transferee executes and delivers to BOX Holdings a counterpart of this Agreement and the Members Agreement to evidence its written acceptance of the terms and provisions hereof and thereof; and

(iii) Reallocations of Class C Units as provided in the Members Agreement.

(c) In addition to the requirements set forth in Section 7.1(a) and (b)(i), and notwithstanding anything to the contrary contained in this Agreement, a Person shall be admitted to BOX Holdings as an additional or substitute Member of BOX Holdings, if such Person is not already a Member, only upon (i) such Person's execution of a counterpart of this Agreement and the Members Agreement to evidence its written acceptance of the terms and provisions of this Agreement and the Members Agreement, and acceptance thereof by resolution of the Board, which acceptance may be given or withheld in the sole discretion of the Board, (ii) if such Person is a transferee, its agreement in writing to its assumption of the obligations hereunder and under the Members Agreement of its assignor, and acceptance thereof by resolution of the Board, which acceptance may be given or withheld in the sole discretion of the Board, (iii) if such Person is a transferee, a determination by the Board in good faith that the Transfer was permitted by this Agreement and the Members Agreement, and (iv) compliance with the terms of the Members Agreement, and (v) approval of the Board. Whether or not a transferee who acquired any Units has accepted in writing the terms and provisions of this Agreement and the Members Agreement and assumed in writing the obligations hereunder of its predecessor in interest, such transferee shall be deemed, by the acquisition of such Units, to have agreed to be subject to and bound by all the obligations of this Agreement and the Members Agreement with the same effect and to the same extent as any predecessor in interest of such transferee. Notwithstanding the foregoing, any Affiliate of a Member that is a transferee, pursuant to a Transfer under Section 7.1(b)(ii) above, shall be automatically admitted as a Member.

(d) All costs incurred by BOX Holdings in connection with the admission to BOX Holdings of a substituted Member pursuant to this Article 7 shall be borne by the transferor Member (and if not timely paid, by the substituted Member), including, without limitation, costs of any necessary amendment hereof, filing fees, if any, and reasonable attorneys' fees.

7.2 **Right of First Refusal for BOX Holdings**. In the event that a Member (a "Transferring Member") desires to, directly or indirectly, whether voluntarily, involuntarily, by operation of law or otherwise, effect a Transfer with respect to all or any portion of the Voting

Units owned, directly or indirectly, by such Member as permitted under this Agreement, and obtains a bona fide offer therefor either from a third party or another Member (each, in such case, a "Transferee") (other than a Transfer made in accordance with Section 7.1(b)(ii) above), the Transferring Member shall first offer such Units to BOX Holdings in the following manner:

(a) The Transferring Member shall deliver a written notice (a "Transfer Notice") to BOX Holdings specifying in reasonable detail the proposed price, terms and conditions of such proposed Transfer and the identity of the proposed Transferee.

(b) Upon receipt of such Transfer Notice, BOX Holdings shall be entitled, subject to Section 7.4 hereof, and by notice to the Transferring Member within 30 days after receipt of the Transfer Notice, to elect to purchase all but not less than all (unless otherwise mutually agreed by BOX Holdings and the Transferring Member) of the Units offered for sale by the Transferring Member and its Affiliates at the price and on the terms and conditions specified in the Transfer Notice.

(c) If BOX Holdings elects not to purchase such Units, the Transferring Member may, subject to the provisions of this Article 7, complete the sale described in the Transfer Notice within 60 days after receipt of the Transfer Notice at a price and on terms and conditions no more favorable to the Transferee than those specified in the Transfer Notice, except that the closing date may be delayed for up to 90 additional days pending completion of all regulatory filings, expiration of all waiting periods and receipt of all required regulatory approvals. In the event the Transferring Member does not complete such sale to the Transferee within such 60-day period (as delayed by up to 90 days, if applicable), any subsequent proposed sale of any Units shall be once again subject to the provisions of this Section 7.2.

7.3 **Right of First Refusal for Members**.

(a) Subject to Section 7.2, in the event that a Member (a "Transferring Member") desires to, directly or indirectly, whether voluntarily, involuntarily, by operation of law or otherwise, Transfer all or any portion of the Class A Units and Class B Units owned, directly or indirectly, by such Member as permitted under this Agreement, and obtains a bona fide offer therefor either from a third party or another Member (each, in such case, a "Transferee"), the Transferring Member shall first offer such Units to the other Class A Members and Class B Members (for purposes of this Section 7.3(a), "Non-Transferring Members") in the following manner:

(i) The Transferring Member shall deliver a written notice (the "Transfer Notice") to the Non-Transferring Members and BOX Holdings specifying in reasonable detail the proposed price, terms and conditions of such proposed Transfer and the identity of the proposed Transferee.

(ii) Upon receipt of such Transfer Notice, the Non-Transferring Members shall be entitled, subject to Section 7.4 hereof, the other provisions of this Article 7 (except for Section 7.2) and the Members Agreement, and by notice to the Transferring Member and BOX Holdings within 30 days after receipt of the Transfer Notice, to elect to purchase (or cause its Affiliate to purchase) all but not less than all (unless otherwise mutually agreed by the Non-Transferring Members and the Transferring Member) of the Units offered for sale by the Transferring Member and its Affiliates (other than any Units purchased by BOX Holdings pursuant to Section 7.2 above) at the price and on the terms and conditions specified in the Transfer Notice.

(iii) If more than one Non-Transferring Member elects to purchase (or to cause its Affiliate to purchase) such Units, then each such Non-Transferring Member shall purchase (or cause its Affiliate to purchase) a number of such Units calculated by multiplying the total number of Units offered for sale, less the number of Units purchased by BOX Holdings pursuant to Section 7.2 above, if any, by the Transferring Member and its Affiliates by a ratio determined by dividing (A) the number of Class A Units and Class B Units held by such Non-Transferring Member by (B) the total number of Class A Units and Class B Units held by all Non-Transferring Members electing to purchase (or to cause its Affiliate to purchase).

(iv) If one or more Non-Transferring Members elect to purchase such Units, the Transferring Member shall, subject to the provisions of this Article 7 and the Members Agreement, complete such sale to such Non-Transferring Members within 30 days after receipt of the Transfer Notice at a price and on terms and conditions specified in the Transfer Notice, except that the closing date may be delayed for up to 90 additional days pending completion of all regulatory filings, expiration of all waiting periods and receipt of all required regulatory approvals.

(v) If no Non-Transferring Member elects to purchase such Units, the Transferring Member may, subject to the other provisions of this Article 7 and the Members Agreement, complete the sale described in the Transfer Notice within 60 days after receipt of the Transfer Notice at a price and on terms and conditions no more favorable to the Transferee than those specified in the Transfer Notice, except that the closing date may be delayed for up to 90 additional days pending completion of all regulatory filings, expiration of all waiting periods and receipt of all required regulatory approvals. In the event the Transferring Member does not complete such sale to the Transferee within such 60 day period (as delayed by up to 90 days, if applicable), any subsequent proposed sale of any Class A Units or Class B Units shall be once again subject to the provisions of Section 7.2 and this Section 7.3.

(b) Subject to Section 7.2, in the event that a Member (a "Transferring Member") desires to, directly or indirectly, whether voluntarily, involuntarily, by operation of law or otherwise, Transfer all or any portion of the Voting Class C Units owned, directly or indirectly, by such Member as permitted under this Agreement and the Members Agreement, and obtains a bona fide offer therefor either from a third party or another Member (each, in such case, a "Transferee") (other than a Transfer made in accordance with Section 7.1(b)(ii) above), the Transferring Member shall first offer such Units to the other Class C Members (for purposes of this Section 7.3(b), "Non-Transferring Members") in the following manner:

(i) The Transferring Member shall deliver a written notice (the "Transfer Notice") to the Non-Transferring Members and BOX Holdings specifying in reasonable detail the proposed price, terms and conditions of such proposed Transfer and the identity of the proposed Transferee.

(ii) Upon receipt of such Transfer Notice, the Non-Transferring Members shall be entitled, subject to Section 7.4 hereof, the other provisions of this Article 7 (except for Section 7.2) and the Members Agreement, and by notice to the Transferring Member and BOX Holdings within 30 days after receipt of the Transfer Notice, to elect to purchase (or cause its Affiliate to purchase) all but not less than all (unless otherwise mutually agreed by the Non-Transferring Member and the Transferring Member) of the Units offered for sale by the Transferring Member and its Affiliates (other than any Units purchased by BOX Holdings pursuant to Section 7.2 above) at the price and on the terms and conditions specified in the Transfer Notice.

(iii) If more than one Non-Transferring Member elects to purchase (or to cause its Affiliate to purchase) such Units, then each such Non-Transferring Member shall purchase (or cause its Affiliate to purchase) a number of such Units calculated by multiplying the total number of Units offered for sale, less the number of Units purchased by BOX Holdings pursuant to Section 7.2 above, if any, by the Transferring Member and its Affiliates by a ratio determined by dividing (A) the number of Class C Units held by such Non-Transferring Member by (B) the total number of Class C Units held by all Non-Transferring Members electing to purchase (or to cause its Affiliate to purchase).

(iv) If one or more Non-Transferring Members elect to purchase such Units, the Transferring Member shall, subject to the other provisions of this Article 7 and the Members Agreement, complete such sale to such Non-Transferring Members within 30 days after receipt of the Transfer Notice at a price and on terms and conditions specified in the Transfer Notice, except that the closing date may be delayed for up to 90 additional days pending completion of all regulatory filings, expiration of all waiting periods and receipt of all required regulatory approvals.

(v) If no Non-Transferring Member elects to purchase such Units, the Transferring Member may, subject to the other provisions of this Article 7 and the Members Agreement, complete the sale described in the Transfer Notice within

60 days after receipt of the Transfer Notice at a price and on terms and conditions no more favorable to the Transferee than those specified in the Transfer Notice, except that the closing date may be delayed for up to 90 additional days pending completion of all regulatory filings, expiration of all waiting periods and receipt of all required regulatory approvals. In the event the Transferring Member does not complete such sale to the Transferee within such 60 day period (as delayed by up to 90 days, if applicable), any subsequent proposed sale of any Class C Units shall be once again subject to the provisions of Section 7.2 and this Section 7.3.

(c) Subject to Section 7.6(b) of this Agreement and Section 3.5 of the Members Agreement and so long as any Class C Units are issued and outstanding, in the event BOX Holdings proposes to sell and issue new equity securities of BOX Holdings other than the following, as approved by the Board and in the aggregate not to exceed ten percent (10%) of the outstanding equity interests of BOX Holdings: (x) equity interests, options or convertible securities issued as a dividend, Unit split or distribution on existing Units, (y) equity interests issued to employees or Directors of, or consultants or advisors to, BOX Holdings or one or more subsidiaries thereof pursuant to a plan, agreement or arrangement, and (z) equity interests issued by BOX Holdings in the acquisition of any business (for purposes of this Section 7.3(c), a "New Issuance"), BOX Holdings shall notify the Class C Members in writing (for purposes of this Section 7.3(c), a "New Issuance Notice") at least thirty (30) calendar days prior to any contemplated issuance by BOX Holdings of such new equity securities, setting forth in reasonable detail a description of such new securities, the price and the terms and conditions of the New Issuance.

(i) Upon receipt of such New Issuance Notice, each Class C Member shall be entitled, by notice to BOX Holdings within thirty (30) calendar days after receipt of the New Issuance Notice, to elect to purchase its pro rata share (but not less than its pro rata share) of the New Issuance at the price and on the terms and conditions specified in the New Issuance Notice. Each Class C Member's pro rata share shall be calculated by multiplying (A) the number of equity securities proposed to be sold in such New Issuance by (B) a fraction, the numerator of which is the number of Class C Units then held by such Class C Member and the denominator of which is the total number of Units then issued and outstanding.

(ii) If one or more Class C Members elects to purchase its pro rata share of such New Issuance, BOX Holdings shall, subject to the other provisions of this Article 7 and the Members Agreement, complete such sale to such Class C Members within forty-five (45) calendar days after delivery of the New Issuance Notice at the price and on the terms and conditions specified in the New Issuance Notice, except that the closing date may be delayed for up to ninety (90) additional calendar days pending completion of all applicable regulatory filings, expiration of all applicable waiting periods and receipt of all required regulatory approvals.

(iii) Provided BOX Holdings complies with the other provisions of this Section 7.3(c), BOX Holdings may sell and issue the remaining securities of such New Issuance described in the New Issuance Notice within one hundred twenty (120) calendar days after delivery of the New Issuance Notice at a price and on terms and conditions no more favorable to the purchaser(s) than those specified in the New Issuance Notice, except that the closing date may be delayed for up to ninety (90) additional calendar days pending completion of all applicable regulatory filings, expiration of all applicable waiting periods and receipt of all required regulatory approvals. In the event BOX Holdings does not complete such sale and issuance to the purchaser(s) within such period, any subsequent proposed sale and issuance of new equity securities of BOX Holdings shall be once again subject to the provisions of this Section 7.3(c).

7.4 **Additional Restrictions**. Anything contained in the foregoing provisions of this Article 7 expressed or implied to the contrary notwithstanding:

(a) In no event shall a Transfer, whether direct or indirect, voluntary or involuntary, by operation of law or otherwise, of any Units or any rights arising under, out of or in respect of this Agreement, including, without limitation, any right to damages for breach of this Agreement take place without the prior approval of the Board if such Transfer: (i) in the opinion of tax counsel to BOX Holdings, could cause a termination of BOX Holdings within the meaning of Section 708 of the Code or, (ii) in the opinion of the Board, based on advice of tax counsel, could cause a termination of BOX Holdings' status as a partnership or cause BOX Holdings to be treated as a publicly traded partnership for federal income tax purposes, (iii) is prohibited by any state, federal or provincial securities laws, or (iv) is prohibited by this Agreement.

(b) In no event shall all or any part of a Member's Units be Transferred to a minor or incompetent person.

(c) The Board may, in addition to any other requirement that the Board may impose, require as a condition of any Transfer, whether direct or indirect, voluntary or involuntary, by operation of law or otherwise, of any Units that the transferor furnish to BOX Holdings an opinion of counsel satisfactory (both as to such opinion and as to such counsel) to counsel to BOX Holdings that such Transfer, whether direct or indirect, voluntary or involuntary, by operation or law or otherwise, complies with applicable federal and state securities laws.

(d) Notwithstanding anything to the contrary contained in this Agreement, any Transfer, whether direct or indirect, voluntary or involuntary, by operation of law or otherwise, in contravention of any of the provisions of this Article 7 shall be void and ineffectual and shall not bind or be recognized by BOX Holdings. The Board shall have the right to require any Person reasonably believed to be subject to and in violation of this Article 7 to provide BOX Holdings with complete information as to all Units owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article 7 as may reasonably be requested of such Person.

(e) Any Member shall provide BOX Holdings with written notice fourteen (14) days prior, and BOX Holdings shall provide the SEC and the Exchange with written notice ten (10) days prior, to the closing date of any acquisition that results in such Member's Percentage Interest, alone or together with any Related Person of such Member, meeting or crossing the threshold level of 5% or the successive 5% Percentage Interest levels of 10% and 15%. Any

Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of Units outstanding), of record or beneficially, five percent (5%) or more of the then outstanding Units shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding Units, give BOX Holdings written notice of such ownership, which notice shall state: (i) such Person's full legal name; (ii) the number of Units owned, directly or indirectly, of record or beneficially, by such Person together with such Person's Related Persons; and (iii) whether such Person has the power, directly or indirectly, to direct the management or policies of BOX Holdings, whether through ownership of Units, by contract or otherwise.

(f) In addition to the notice requirement in Section 7.4(e), the parties agree that the following Transfers are subject to the rule filing process pursuant to Section 19 of the Exchange Act: any Transfer that results in the acquisition and holding by any Person, alone or together with its Related Persons, of an aggregate Percentage Interest level which meets or crosses the threshold level of 20% or any successive 5% Percentage Interest level (i.e., 25%, 30%, etc.).

(g) (i) Except as provided in Section 7.4(g)(iii) below, a Controlling Person shall be required to execute, and the relevant Member shall take such action as is necessary to ensure that each of its Controlling Persons executes, an amendment to this Agreement upon establishing a Controlling Interest in any Member that, alone or together with any Related Persons of such Member, holds a Percentage Interest in BOX Holdings equal to or greater than 20%.

(ii) In such amendment, the Controlling Person shall agree (A) to become a party to this Agreement and (B) to abide by all the provisions of this Agreement.

(iii) Notwithstanding the foregoing, a Person shall not be required to execute an amendment to this agreement pursuant to this Section 7.4(g) if such Person does not, directly or indirectly, hold any interest in a Member.

(iv) Any amendment to this Agreement executed pursuant to this Section 7.4(g) is subject to the rule filing process pursuant to Section 19 of the Exchange Act. The rights and privileges, including all voting rights, of the Member in whom a Controlling Interest is held under this Agreement and the LLC Act shall be suspended until such time as the amendment executed pursuant to this Section 7.4(g) has become effective pursuant to Section 19 of the Exchange Act or the Controlling Person no longer holds a Controlling Interest in the Member.

(v) For purposes of this Section 7.4(g): (A) a "Controlling Interest" shall be defined as the direct or indirect ownership of 25% or more of the total voting power of all equity securities of a Member (other than voting rights solely with respect to matters affecting the rights, preferences, or privileges of a particular class of equity securities), by any Person, alone or together with any Related Persons of such Person; and (B) a "Controlling Person" shall be defined as a Person who, alone or together with any Related Persons of such Person, holds a Controlling Interest in a Member.

(h) In the event that a Member, or any Related Person of such Member, is approved by the Exchange as a BOX Options Participant pursuant to the Exchange Rules, and such Member owns more than 20% of the Units, alone or together with any Related Person of such Member (Units owned in excess of 20% being referred to as "Excess Units"), the Member and its designated Directors shall have no voting rights whatsoever with respect to any action relating to BOX Holdings nor shall the Member or its designated Directors, if any, be entitled to give any proxy in relation to a vote of the Members, in each case solely with respect to the Excess Units held by such Member; provided, however, that whether or not such Member or its designated Directors, if any, otherwise participates in a meeting in person or by proxy, such Member's Excess Units shall be counted for quorum purposes and shall be voted by the person presiding over quorum and vote matters in the same proportion as the Units held by the other Members are voted (including any abstentions from voting).

7.5 **Continuation of LLC**. The liquidation, dissolution, Bankruptcy, insolvency, death, or incompetency of any Member shall not terminate the business of BOX Holdings or, in and of itself, dissolve BOX Holdings, which shall continue to be conducted upon the terms of this Agreement by the other Members and by the personal representatives and successors in interest of such Member.

7.6 **Co-sale Rights**.

(a) IB Transfer

(i) Notwithstanding the provisions of Sections 7.2 and 7.3, at any time that IB proposes to Transfer Class A Units or Class B Units, IB shall notify BOX Holdings in writing (the "IB Transfer Notice") at least fifteen (15) days prior to any contemplated sale by IB of all or any portion of its Units acquired at the time of formation of BOX Holdings, setting forth the terms of the Transfer and the name of the proposed purchaser (the "Proposed IB Transferee").

(ii) If BOX Holdings then delivers a written notice to IB within ten (10) days after delivery of the IB Transfer Notice (the "IB Offer Period"), expressing a desire to sell additional Units in the Transfer by IB to the Proposed IB Transferee, BOX Holdings shall be entitled to do so pursuant to this Section 7.6(a) up to an amount equal to one-half of the number of Units subject to the Transfer by IB on the same terms. If BOX Holdings does not elect to sell additional Units pursuant to this Section 7.6(a), IB shall be entitled to sell the offered Units to the Proposed IB Transferee, according to the terms set forth in the IB Transfer Notice.

(iii) If IB wishes to Transfer any of such Units on terms that differ from the terms in the IB Transfer Notice, or more than sixty (60) days after the expiration of the IB Offer Period, the right provided in this Section 7.6(a) shall be deemed to be revived and such Units shall not be sold unless first re-offered in accordance with this Section 7.6(a).

(iv) The proceeds of any sale made by IB without material compliance with the provisions of this Section 7.6(a) shall be deemed to be held in constructive trust in such amount as would have been due to BOX Holdings if IB had complied with this Section 7.6(a) and BOX Holdings had elected to participate in the Transfer.

(v) The co-sale rights set forth in this Section 7.6(a) shall not apply to any sale by IB of Units acquired subsequent to the initial formation of BOX Holdings and shall not apply to any sale of Units by a Person who acquired such Units from IB. For purposes of interpreting the co-sale rights under this section, IB's sale of Units shall be deemed to be on a first in first out basis (FIFO).

(b) New Issuance

(i) At any time that BOX Holdings proposes to issue additional Class A Units or Class B Units to a purchaser that is not then a Member (other than pursuant to Section 7.6(a) hereof) from and after the date of this Agreement, BOX Holdings shall notify IB in writing (for purposes of this Section 7.6(b), a "New Issuance Notice") at least fifteen (15) days prior to any contemplated issuance by BOX Holdings of any additional Units (for purposes of this Section 7.6(b), a "New Issuance"), setting forth the terms of the New Issuance and the name of the proposed purchaser (the "Proposed New Member").

(ii) If IB then delivers a written notice to BOX Holdings within ten (10) days after delivery of the New Issuance Notice (the "New Issuance Period"), expressing a desire to sell a portion of its Class A Units or Class B Units in the New Issuance to the Proposed New Member, IB shall be entitled to do so pursuant to this Section 7.6(b) up to an amount equal to one-half of the additional Units subject to the New Issuance on the same terms. If IB does not elect to sell any of its Units pursuant to this Section 7.6(b), BOX Holdings shall be entitled to sell the offered Units to the Proposed New Member, according to the terms set forth in the New Issuance Notice.

(iii) If BOX Holdings wishes to make any New Issuance on terms that differ from the terms in the New Issuance Notice, or more than sixty (60) days after the expiration of the New Issuance Period, the right provided in this Section 7.6(b) shall be deemed to be revived and such New Issuance shall not be made unless first re-offered to IB in accordance with this Section 7.6(b).

(iv) The proceeds of any sale made by BOX Holdings without material compliance with the provisions of this Section 7.6(b) shall be deemed to be held in constructive trust in such amount as would have been due to IB if BOX Holdings had complied with this Section 7.6(b) and IB had elected to participate in the New Issuance.

(c) Class C Transfer

(i) Notwithstanding the provisions of Sections 7.2 and 7.3, at any time that a Class C Member (a "Transferring Member") proposes to Transfer Voting Class C Units (other than a Transfer made in accordance with Section 7.1(b)(ii) above), the Transferring Member shall notify BOX Holdings and the other Class C Members (for purposes of this Section 7.6(c), "Non-Transferring Members") in writing (a "Class C Transfer Notice") at least fifteen (15) days prior to any contemplated sale by the Transferring Member of all or any portion of its Voting Class C Units, setting forth the terms of the Transfer and the name of the proposed purchaser (the "Proposed Class C Transferee"). Such Class C Transfer Notice may be delivered at the same time the Transfer Notices are delivered pursuant to Sections 7.2 and 7.3 above.

(ii) If any Non-Transferring Member then delivers a written notice to the Transferring Member within ten (10) days after delivery of the Class C Transfer Notice (the "Class C Offer Period"), electing to sell Voting Class C Units held by such Non-Transferring Member in the Transfer by the Transferring Member to the Proposed Class C Transferee, such Non-Transferring Member shall be entitled to do so pursuant to this Section 7.6(c) up to an amount equal to one-half of the number of Voting Class C Units subject to the Transfer by the Transferring Member on the same terms. If more than one Non-Transferring Member delivers such a written notice to the Transferring Member within the Class C Offer Period, each such Non-Transferring Member shall be entitled to sell up to a number of its Voting Class C Units calculated by multiplying one-half of the number of Voting Class C Units subject to the Transfer by the Transferring Member by a ratio determined by dividing (A) the number of Voting Class C Units held by such Non-Transferring Member by (B) the total number of Voting Class C Units held by all Non-Transferring Members electing to sell Voting Class C Units on the same terms. Subject to its allowing the participation of other Non-Transferring Members in accordance with this Section 7.6(c), the Transferring Member shall be entitled to sell the offered Voting Class C Units to the Proposed Class C Transferee (other than any Voting Class C Units purchased by BOX Holdings or the Members pursuant to Sections 7.2 and 7.3 above), according to the terms set forth in the Class C Transfer Notice.

(iii) If the Transferring Member wishes to Transfer any of such Voting Class C Units on terms that differ from the terms in the Class C Transfer Notice, or more than sixty (60) days after the expiration of the Class C Offer Period, the right provided in this Section 7.6(c) shall be deemed to be revived and such Voting Class C Units shall not be sold unless first re-offered in accordance with this Section 7.6(c).

(iv) The proceeds of any sale made by such Transferring Member without material compliance with the provisions of this Section 7.6(c) shall be deemed to be held in constructive trust in such amount as would have been due to all Class C Members if the Transferring Member had complied with this Section 7.6(c) and such Class C Members had elected to participate in the Transfer.

7.7 **Drag-Along Right.**

(a) In the event that holders of at least seventy-five percent (75%) of the then outstanding Voting Units, including at least seventy-five percent (75%) of the then outstanding Voting Class C Units (collectively, the "Selling Members") approve a Sale of BOX Holdings in writing, specifying that this Section 7.7 shall apply to such transaction, then each Class C Member hereby agrees:

(i) if such transaction requires Member approval, to vote (in person, by proxy or by action by written consent, as applicable) all of its Voting Class C Units in favor of, and adopt, such Sale of BOX Holdings;

(ii) to sell the same proportion of Voting Class C Units held by such Member as is being sold by the Selling Members to the Person to whom the Selling Members propose to sell their Units, and, except as permitted in Section 7.7(b) below, on the same terms and conditions as the Selling Members;

(iii) to execute and deliver all related documentation and take such other action in support of the Sale of BOX Holdings as shall reasonably be requested by BOX Holdings or the Selling Members in order to carry out the terms and provision of this Section 7.7;

(iv) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of BOX Holdings;

(v) in the event that the Selling Members, in connection with such Sale of BOX Holdings, appoint a Member representative (the "Member Representative") with respect to matters affecting the Members under the applicable definitive transaction agreements following consummation of such Sale of BOX Holdings, (x) to consent, with respect to such Member's Voting Class C Units to (i) the appointment of such Member Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) with respect to such Member's Voting Class C Units, the payment of such Member's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Member Representative in connection with such Member Representative's services and duties in connection with such Sale of BOX Holdings and its related service as the representative of the Members, and (y) with respect to such Member's Voting Class C Units, not to assert any claim or commence any suit against the Member Representative or any other Member with respect to any action or inaction taken or failed to be taken by the Member Representative in connection with its service as the Member Representative, absent fraud or willful misconduct.

(b) Exceptions. Notwithstanding the foregoing, a Class C Member will not be required to comply with Section 7.7(a) above in connection with any proposed Sale of BOX Holdings unless:

(i) any representations and warranties to be made by such Member in connection with the Sale of BOX Holdings are limited to representations and warranties related to authority, ownership and the ability to convey title to the Class C Units held by such Class C Member, including but not limited to representations and warranties that (i) the Member holds all right, title and interest in and to the Units such Member purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Member with respect to the Class C Units in connection with the Sale of BOX Holdings have been duly authorized, if applicable, (iii) the documents to be entered into by the Member have been duly executed by the Member and delivered to the acquirer and are enforceable against the Member in accordance with their respective terms and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Member's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(ii) such Member shall not be required to make any non-financial related covenant, including without limitation non-competition, non-solicitation and licensing covenants;

(iii) the Member shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Sale of BOX Holdings, other than BOX Holdings (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of BOX Holdings);

(iv) the liability for indemnification, if any, of such Member in the Sale of BOX Holdings and for the inaccuracy of any representations and warranties made by BOX Holdings or its Members in connection with such Sale of BOX Holdings, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of BOX Holdings), and is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Member with respect to its Class C Units in connection with such Sale of BOX Holdings;

(v) liability shall be limited to such Member's applicable share (determined based on the respective proceeds payable to each Member in connection with such Sale of BOX Holdings in accordance with the provisions of this Agreement) of a negotiated aggregate indemnification amount that applies equally to all Members but that in no event exceeds the amount of consideration otherwise payable to such Member in connection with such Sale of BOX Holdings, except with respect to claims related to fraud by such Member, the liability for which need not be limited as to such Member; and

(vi) upon the consummation of the Sale of BOX Holdings, each Member will have the right to receive, at its option, either (A) the same form of consideration for its Class C Units as is received by other Members in respect of their Units, which shall be either cash or marketable securities or (B) cash of equal value in lieu of any non-cash consideration as is received by other Members in respect of their Units, the value of which shall be determined by the Board in good faith.

7.8 **New Membership Interests**.

(a) Upon the issuance of any new Units in BOX Holdings, the valid Transfer of all or any portion of a Member's Units, or any reallocation, cancellation or redemption of Units, including pursuant to the Members Agreement, the Board or any Officer shall amend the Membership Record to reflect such event.

(b) It shall be a condition precedent to BOX Holdings issuing Units to any Person not then both a Member and a party to the Members Agreement that such Person first (i) agree in writing to become party to the Members Agreement and be bound by the terms and conditions thereof applicable to the class of Units issued to such Person. Such agreement shall be evidenced by such Person executing and delivering to BOX Holdings a counterpart to the Members Agreement in a form acceptable to BOX Holdings. Upon the execution and delivery of such counterpart by such Person and such Person being issued the Units, such Person shall be deemed to be a party thereto as if such Person's signature appeared on the signature pages of the Members Agreement (as to, and to the extent of, the Units so issued). BOX Holdings shall not issue Units unless and until such Person shall have complied with the terms of this Agreement and the Members Agreement.

7.9 **No Retroactive Effect**. No new Members shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by BOX Holdings. The Board may, at the time an additional Member is admitted, close the company books of BOX Holdings (as though BOX Holdings' Fiscal Year has ended) or make *pro-rata* allocations of loss, income and expense deductions to an additional Member for that portion of BOX Holdings' Fiscal Year in which an additional Member was admitted in accordance with the provisions of Section 706(d) of the Code.

Article 8

Distributions

8.1 **Current Distributions**. Except as otherwise provided in Section 10.2, once per Fiscal Year, BOX Holdings shall make a distribution to the Members. Such distribution shall be equal to 80% of Free Cash Flow, except as limited by applicable Law, including for regulatory and compliance purposes. In addition, another 15% of such Free Cash Flow shall be included in such distribution, except to the extent the Board determines that any portion thereof is (i) required for the operations of BOX Holdings and its subsidiaries, which shall be reflected on the annual budget for the next Fiscal Year, (ii) required for payment of liabilities or expenses of BOX Holdings, or (iii) required as a reserve to make reasonable provision to pay other claims and obligations then known to, or reasonably anticipated by, BOX Options or BOX Holdings. Each such distribution shall be made within ninety (90) calendar days after the end of the applicable Measurement Year; provided that in the event of any dispute with respect to the amount of Free Cash Flow for the applicable Measurement Year, such distribution shall take place on the later of ninety (90) calendar days after the end of the applicable Measurement Year and five (5) Business Days following the resolution of such dispute. The record date of each such distribution shall be the last calendar day of the Fiscal Year for which the distribution is made. When, as and if declared by the Board, BOX Holdings shall make such cash distribution to each Member pro rata in accordance with the number of Units held by each Member, which shall be determined by multiplying the aggregate distribution amount by such Member's Percentage Interest on the record date; provided, however, that the distribution formula shall be adjusted as provided in the Members Agreement.

8.2 **Limitation**. BOX Holdings, and the Board on behalf of BOX Holdings, shall not make a distribution to any Member on account of its interest in BOX Holdings if, and to the extent, such distribution would violate the LLC Act or other applicable law.

8.3 **Withholdings Treated as Distributions**. Any amount that BOX Holdings is required to withhold and pay over to any governmental authority on behalf of a Member shall be treated as a distribution made to such Member pursuant to Section 8.1 or 10.2, and shall be deducted from the amounts next distributable to such Member pursuant to any of those provisions until the withholding has been fully accounted for.

Article 9

Allocations of Profits and Losses

9.1 **Allocations of Net Profits and Net Losses; General**.

(a) Net Profits. Except as provided in Sections 9.2 through 9.6, and Sections 9.8 and 10.2(a) below, Net Profits and Net Losses and, to the extent necessary, individual items of income, gain loss and deduction for the current Fiscal Year or other period shall be allocated to the Members in the following order and priority:

(i) first, Net Profits (or items of income and gain) to the extent of, and in accordance with the current distributions made to the Members pursuant to Section 8.1 for the current Fiscal Year or other period, and

(ii) the excess Net Profits and Net Losses (those not allocated under subparagraph (i) of this Section 9.1(a)), if any, shall be allocated among the Members in a manner that will result in the Capital Account balance for each Member (which balance may be positive or negative) being (as nearly as possible) equal to the excess of (i) the amount that would be distributed to the Member pursuant to Section 10.2(a) if BOX Holdings were dissolved, its affairs wound up, and its assets sold for cash equal to their current fair market value, all liabilities of BOX Holdings were satisfied (limited with respect to each nonrecourse liability to the value reflected in the Members' Capital Accounts for the assets securing such nonrecourse liabilities), and the proceeds thereof distributed in accordance with Section 10.2(a), over (ii) the Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets. Notwithstanding the forgoing, the Board may make such allocations as it deems reasonably necessary to give economic effect to the provisions of this Agreement, taking into account such facts and circumstances as it deems reasonably necessary for this purpose.

(b) The allocations provided in this Article 9 are intended to comply with the Treasury Regulations under Section 704(b) of the Code and shall be interpreted and applied in a manner consistent therewith.

9.2 **Loss Limitation.** Notwithstanding anything otherwise provided in Section 9.1, no Member will be allocated any losses not attributable to Nonrecourse Debt to the extent such allocation (without regard to any allocations based on Nonrecourse Debt), and after taking into account any reductions to the Member's Capital Account required by Treasury Regulations §1.704-1(b)(2)(ii)(*d*)(*4*), (*5*) or (*6*) results in a deficit balance in such Member's Capital Account in excess of such Member's actual or deemed obligation, if any, to restore deficits on the dissolution of BOX Holdings (any such excess, an "Unpermitted Deficit") at the end of any Fiscal Year or other period. Any losses not allocable to a Member under the preceding sentence shall be allocated to the other Members in a manner that complies with Treasury Regulations under Section 704(b). In the event any Member has an Unpermitted Deficit in its Adjusted Capital Account at the end of any Fiscal Year or other period, BOX Holdings shall allocate to such Member, as soon as possible thereafter, items of income or gain sufficient to eliminate the Unpermitted Deficit.

9.3 **Qualified Income Offset**. In the event any Member unexpectedly receives adjustments, allocations, or distributions described in Treasury Regulations §1.704-1(b)(2)(ii)(*d*)(*4*), (*5*) or (*6*), items of income and gain of BOX Holdings shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit of such Member as promptly as possible, provided that an allocation pursuant to this Section 9.3 shall be made only if and to the extent that the Member would have a deficit balance in its Capital Account after all other allocations provided for in this Section 9 have been tentatively made as if this Section 9.3 were not in this Agreement. This Section 9.3 is intended to comply with the "qualified income offset" requirement in Treasury Regulations §1.704-1(b)(2)(ii)(d), and shall be interpreted consistently therewith.

9.4 **Nonrecourse Debt and Chargebacks**. Nonrecourse Deductions for any Fiscal Year or other period shall be allocated to the Members in a manner that is reasonably consistent with the allocation of other items attributable to the property securing the nonrecourse liabilities. In addition, except as otherwise provided in Treasury Regulations §1.704-2(f) and notwithstanding any other provision of this Section 9, if there is a net decrease in Company Minimum Gain for a Fiscal Year or other period, each Member shall be allocated items of income and gain ratably in an amount equal to that Member's share of such net decrease in the manner and to the extent required by Treasury Regulations §1.704-2(f) or any successor regulation. The preceding sentence is intended to comply with the minimum gain chargeback requirement of Treasury Regulations §1.704-2(f), and shall be interpreted and applied in a manner consistent therewith.

9.5 **Member Nonrecourse Deductions**. Any Member Nonrecourse Deductions for any Fiscal Year or other period shall be allocated to the Member that (in its capacity, directly or indirectly, as lender, guarantor, or otherwise) bears the economic risk of loss with respect to the loan to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations §1.704-2(i). Except as otherwise provided in Treasury Regulations §1.704-2(i)(4) and notwithstanding any other provision of this Section 9, if, during any Fiscal Year or other period, there is a net decrease in Member Nonrecourse Debt Minimum Gain, that decrease shall be charged back among the Members in accordance with Treasury Regulations §1.704-2(i)(4). The preceding sentence is intended to comply with the partner nonrecourse debt minimum gain chargeback requirement of Treasury Regulations §1.704-2(i)(4), and shall be interpreted and applied in a manner consistent herewith.

9.6 **Code Section 754 Adjustment**. To the extent an adjustment to the adjusted tax basis of any BOX Holdings asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to §1.704-1(b)(2)(iv)(m)(2) or §1.704-(b)(2)(iv)(m)(4) of the Treasury Regulations, to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of its interest in BOX Holdings, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in a manner consistent with their interests in BOX Holdings in the event that §1.704-1(b)(2)(iv)(m)(2) of the Treasury Regulations applies, or to the member to whom such distribution was made in the event that §1.704-1(b)(2)(iv)(m)(4) of the Treasury Regulations applies.

9.7 **Section 704(c) and Capital Account Revaluation Allocations**. The Members agree that to the fullest extent possible with respect to the allocation of depreciation and gain for U.S. federal income tax purposes, Section 704(c) of the Code shall apply with respect to non-cash property contributed to BOX Holdings by any Member. For purposes hereof, any allocation of income, loss, gain or any item thereof to a Member pursuant to Section 704(c) of the Code shall affect only its tax basis in its Units and shall not affect its Capital Account. In addition to the foregoing, if BOX Holdings assets are reflected in the Capital Accounts of the Members at a book value that differs from the adjusted tax basis of the assets (*e.g.*, because of a revaluation of the Members' Capital Accounts under Treasury Regulations §1.704-1(b)(2)(iv)(*f*)), allocations of depreciation, amortization, income, gain or loss with respect to such property shall be made among the Members in a manner consistent with the principles of Section 704(c) of the Code and this Section 9.7.

9.8 **Offset of Regulatory Allocations**. The allocations required by Sections 9.2 through 9.6 (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. The Board may, in its discretion and to the extent not inconsistent with Section 704 of the Code, offset any or all such regulatory allocations either with other regulatory allocations or with special allocations of income, gain, loss or deductions pursuant to this Section in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement.

9.9 **Profits Interests**. BOX Holdings and each Member agree to treat each Class C Member's Class C Units as a separate "profits interest" within the meaning of Rev. Proc. 93-27, 1993-2 C.B. 343, and it is the intention of the Members that distributions to each Class C Member pursuant to Section 8.1 with respect to Class C Units be limited to the extent necessary so that the Class C Units of such Class C Member qualify as a "profits interest" under Rev. Proc. 93-27, and this Agreement shall be interpreted accordingly. Additionally, in accordance with Rev. Proc. 2001-43, 2001-2 C.B. 191, BOX Holdings shall treat each Member holding a Class C Unit, whether vested or unvested, as the owner of such Class C Unit from the date of its original issuance, and shall file its IRS Form 1065, and issue appropriate Schedule K-1s to such Class C Member, allocating to such Class C Member its distributive share of all items of income, gain, loss, deduction, and credit associated with such Class C Unit without regard to whether it is fully vested. Each Class C Member agrees to take into account such distributive share in computing its Federal income tax liability for the entire period during which it holds the Class C Unit. BOX Holdings and each Member agree not to claim a deduction (as wages, compensation or otherwise) for the fair market value of such Class C Unit issued to a Class C Member, either as of the date of original issuance of the Class C Unit or as of the date the Class C Unit becomes substantially vested. The undertakings contained in this Section 9.9 shall be construed in accordance with Section 4 of Rev. Proc. 2001-43. Each Class C Member shall be required to file a protective election pursuant to Section 83(b) of the Code (a "Section 83(b) Election") with respect to its Class C Units no later than 15 days after the date of original issuance of such Class C Units and shall provide a copy of such Section 83(b) Election to BOX Holdings within 30 days from the date of original issuance of such Class C Units. The provisions of this Section 9.9 shall apply regardless of whether or not a Class C Member files a Section 83(b) Election with respect to its Class C Units.

9.10 **Other Allocation Provisions**.

(a) Solely for purposes of determining a Partner's proportionate share of the "excess nonrecourse liabilities" of BOX Holdings within the meaning of §1.752-3(a)(3) of the Treasury Regulations, each Member's interest in BOX Holdings' profits shall be determined in accordance with such Member's Percentage Interest.

(b) The Members are aware of the income tax consequences of the allocations made by this Article 9, and hereby agree to be bound by the allocations made pursuant to this Article 9 in reporting their shares of BOX Holdings income, gain, loss, deduction and credit for U.S. federal and applicable state income tax purposes.

Article 10

Dissolution and Winding Up

10.1 **Dissolution**.

(a) BOX Holdings shall be dissolved and its affairs shall be wound up upon:

(i) The taking any action to effect the voluntary, or which would precipitate an involuntary, dissolution or winding-up of BOX Holdings by the Board;

(ii) the entry of a decree of judicial dissolution under §18-802 of the LLC Act;

(iii) the resignation, expulsion, Bankruptcy or dissolution of the last remaining Member, or the occurrence of any other event which terminates the continued membership of the last remaining Member in BOX Holdings, unless the business of BOX Holdings is continued without dissolution in accordance with the LLC Act; or

(iv) the occurrence of any other event that causes the dissolution of a limited liability company under the LLC Act unless BOX Holdings is continued without dissolution in accordance with the LLC Act.

The legal representatives, if any, of any Member shall succeed as assignee to such Member's interest in BOX Holdings upon the Bankruptcy or dissolution of such Member but such representative shall be admitted as a substitute Member, subject to Sections 7.1(a) and (c), only with the written consent of the Board (such consent to be in the Board's sole discretion); unless and until such consent is given, any Units held by such legal representatives of a Member shall not be included in calculating the Percentage Interests or Voting Percentage Interests of the Members required to take any action under this Agreement.

(b) Upon dissolution of BOX Holdings, the business of BOX Holdings shall continue for the sole purpose of winding up its affairs. The winding up process shall be carried out by all of the Members unless the dissolution is caused by the sole remaining Member's ceasing to be a Member of BOX Holdings, in which case a liquidating trustee may be appointed for BOX Holdings by vote of a majority of the Directors (the Members or such liquidating trustee is referred to herein as the "Liquidator"). In winding up BOX Holdings' affairs, every effort shall then be made to dispose of the assets of BOX Holdings in an orderly manner, having regard to the liquidity, divisibility and marketability of BOX Holdings' assets. If the Liquidator determines that it would be imprudent to dispose of any non-cash assets of BOX Holdings, subject to Section 10.2, such assets may be distributed in kind to the Members, in lieu of cash, proportionately to their rights to receive cash distributions hereunder; provided that the Liquidator shall, in its sole discretion, determine the relative shares of the Members of each kind of those assets that are to be distributed in kind. The Liquidator shall not be entitled to be paid by BOX Holdings any fee for services rendered in connection with the liquidation of BOX Holdings but the Liquidator (whether one or more Members or a liquidating trustee) shall be reimbursed by BOX Holdings for all third-party costs and expenses incurred by it in connection therewith and shall be indemnified by BOX Holdings with respect to any action brought against it in connection therewith by applying, *mutatis mutandis*, the provisions of Article 13.

10.2 **Application and Distribution of Assets**.

(a) **Winding Up**. The assets of BOX Holdings in winding up shall be applied or distributed as follows:

(i) first, to creditors of BOX Holdings, including Members who are creditors, to the extent otherwise permitted by law, whether by payment or the making of reasonable provisions for the payment thereof, and including any contingent, conditional and unmatured liabilities of BOX Holdings, taking into account the relative priorities thereof;

(ii) second, to the Class B Members and holders of Class B Membership Units in satisfaction of their Class B Liquidation Preference Amounts;

(iii) third, to the Members and former Members in satisfaction of liabilities under the LLC Act for distributions to such Members and former Members;

(iv) fourth, to the Class A Members and the Class C Members (with any adjustment as provided in the Members Agreement), on a pari passu basis, for the return of their Capital Contributions; and

(v) fifth, to the Class A Members and to the Class C Members, to the extent they hold Voting Class C Units, pro rata, in proportion to their respective Voting Percentage Interests.

To the extent the amount distributed to any Class B Members with respect to its Class B Units exceeds the positive balance in its Capital Account (as adjusted for all allocations of profit and loss for the taxable year during which such distribution occurs), such excess shall be treated as a "guaranteed payment" within the meaning of Section 707 of the Code, and the related deduction attributable to the guaranteed payment shall be specially allocated to the Class A Members and the Class C Members that hold Voting Class C Units, pro rata based on Voting Percentage Interests, and only to the extent such Members have a positive Adjusted Capital Account balance.

(b) **Reserve.** A reasonable reserve for contingent, conditional and unmatured liabilities in connection with the winding up of the business of BOX Holdings shall be retained by BOX Holdings until such winding up is completed or such reserve is otherwise deemed no longer necessary by the Liquidator.

10.3 **Capital Account Adjustments**. For purposes of determining a Member's Capital Account, if, on liquidation and dissolution, some or all of the assets of BOX Holdings are distributed in kind, BOX Holdings profits (or losses) shall be increased by the profits (or losses) that would have been realized had such assets been sold for their fair market value on the date of dissolution of BOX Holdings, as determined by the Liquidator. Such increase shall: (i) be allocated to the Members in accordance with Article 9 hereof and (ii) increase (or decrease) the Members' Capital Account balances accordingly.

10.4 **Termination of the LLC**. Subject to Section 18.1 of this Agreement, the separate legal existence of BOX Holdings shall terminate when all assets of BOX Holdings, after payment of or due provision for all debts, liabilities and obligations of BOX Holdings, shall have been distributed to the Members in the manner provided for in this Article 10, and a Certificate of Cancellation shall have been filed in the manner required by Section 18-203 of the LLC Act.

Article 11

Books, Records and Accounting

11.1 **Books and Records**. The Board shall cause to be entered in appropriate books, kept at BOX Holdings' principal place of business, all transactions of or relating to BOX Holdings. Each Member shall have access to and the right, at such Member's sole cost and expense, to inspect and copy such books and all other BOX Holdings records (excluding any regulatory and disciplinary information regarding the Exchange or BOX Options Market which may be in the possession of BOX Holdings) during normal business hours; provided that the inspecting Member shall be responsible for any out-of-pocket costs or expenses incurred by BOX Holdings in making such books and records available for inspection. The Board shall not have the right to keep confidential from the Members any information that the Board would otherwise be permitted to keep confidential pursuant to §18-305(c) of the LLC Act, except for information required by law or by agreement with any third party to be kept confidential. BOX Holdings' books of account shall be kept using the method of accounting determined by the Board. BOX Holdings' independent auditor shall be an independent public accounting firm selected by the Board. BOX Holdings and its Members acknowledge that, for so long as BOX Holdings shall control BOX Options, directly or indirectly, and to the extent related to the operation or administration of the Exchange or the BOX Options Market, (i) all books and records of BOX Holdings and its Members shall be maintained at a location within the United States, (ii) the books, records, premises, directors, officers, employees and agents of BOX Holdings and its Members shall be deemed to be the books, records, premises, directors, officers, employees and agents of the Exchange for the purposes of, and subject to oversight pursuant to, the Exchange Act, and (iii) the books and records of BOX Holdings and its Members shall be subject at all times to inspection and copying by the SEC and the Exchange.

11.2 **Deposits of Funds**. All funds of BOX Holdings shall be deposited in its name in such checking, money market, or other account or accounts as the Board may from time to time designate; withdrawals shall be made therefrom on such signature or signatures as the Board shall determine.

11.3 **Fiscal Year**. The fiscal year of BOX Holdings shall be the calendar year (the "Fiscal Year").

11.4 **Financial Statements; Reports to Members**. BOX Holdings, at its cost and expense, shall prepare and furnish to each of the Members, within ninety (90) days after the close of each taxable year, financial statements of BOX Holdings, and all other information necessary to enable such Member to prepare its tax returns, including without limitation a statement showing the balance in such Member's Capital Account.

11.5 **Tax Elections**. The Tax Matters Representative may make all tax elections as it deems appropriate; provided, however, that BOX Holdings shall make the election under section 754 of the Code; and provided, further, that BOX Holdings shall not, without the unanimous written consent of the Members, elect under Treasury Regulations Section 301.7701-3(c) or otherwise to be classified as a corporation for income tax purposes. Notwithstanding anything contained in Article 9 of this Agreement, any adjustments made pursuant to Section 754 of the Code shall affect only the successor in interest to the transferring Member. Each Member will furnish BOX Holdings with all information necessary to give effect to any such election and will pay the costs of any election applicable as to it.

11.6 **Tax Matters Representative**. The president of BOX Holdings, or another Officer of BOX Holdings designated by its senior executive Officer, shall be the tax matters representative of BOX Holdings (the "Tax Matters Representative") for purposes of the Code, and shall be entitled to take such actions on behalf of BOX Holdings in any and all proceedings with the Internal Revenue Service and any corresponding provision of state or local income tax law. Notwithstanding the foregoing, the Tax Matters Representative shall (a) promptly deliver to the Members copies of any notices, letters or other documents received by it as the Tax Matters Representative, and (b) keep the Members informed with respect to all matters involving it as the Tax Matters Representative. Each Member shall have the right to participate in any tax audits, controversies and litigations involving BOX Holdings ("Tax Claims") at its own expense. The Tax Matters Representative shall not settle any material Tax Claim without the prior written consent of all Members that may be adversely affected by such settlement, which consent shall not be unreasonably conditioned, delayed or withheld. The Tax Matters Representative shall be reimbursed by BOX Holdings for all costs and expenses incurred by the Tax Matters Representative in connection with such role and shall be indemnified by the Exchange with respect to any action brought against the Tax Matters Representative in connection with the settlement of any proceeding by applying, mutatis mutandis, the provisions of Article 13. If needed to have Subchapter C of Chapter 63 of the Code apply to BOX Holdings, the Tax Matters Representative shall make an election on behalf of BOX Holdings pursuant to Code Section 6231(a)(1)(B)(ii).

Article 12

Arbitration

All disputes, claims, or controversies between Members or between BOX Holdings and any Member(s) arising under or in any way relating to this Agreement shall be (a) settled by arbitration before a panel of three neutral arbitrators (the "Neutral Arbitrators") appointed in accordance with the Commercial Arbitration Rules of the American Arbitration Association, each having experience with and knowledge of the general field related to the dispute, claim or controversy (with at least one being an attorney), and (b) administered by the American

Arbitration Association in accordance with its Commercial Arbitration Rules as in effect at the time a request for arbitration is made. For the purposes of this Article 12, the following persons shall be deemed not to be a Neutral Arbitrator: (i) a director, officer, employee, agent, partner or shareholder of any party to the dispute or of BOX Holdings; (ii) a consultant to BOX Holdings or of any party to the dispute; (iii) a person with a direct or indirect financial interest in any contract with any party to the dispute; (iv) a director, officer or key employee of a company at a time when such company was party to a contract with any party to the dispute; or (v) a relative of any person referred to in clauses (i), (ii), (iii) or (iv) above. Arbitration may be commenced at any time by any party to the dispute by giving written notice to the other party or parties to the dispute that such dispute has been referred to arbitration under this Article 12. Any determination or award rendered by the Neutral Arbitrators shall be conclusive and binding upon the parties to such dispute and judgment on the award rendered by the Neutral Arbitrators may be entered and enforced in any court having jurisdiction thereof; *provided, however*, that any such determination or award shall be accompanied by a reasoned award of the Neutral Arbitrators giving the reasons for the determination or award. The parties hereby consent to the non-exclusive jurisdiction of the courts of the Commonwealth of Massachusetts or to any federal court located within the Commonwealth of Massachusetts for any action (x) to compel arbitration, (y) to enforce the award of the Neutral Arbitrators or (z) prior to the appointment and confirmation of the Neutral Arbitrators, for temporary, interim or provisional equitable remedies, and to service of process in any such action by registered mail, return receipt requested, or by any other means provided by law. Any provisional or equitable remedy which would be available from a court of law shall be available from the arbitrators to the parties. In making any determination or award, the Neutral Arbitrators shall be authorized to award interest on any amount awarded. This provision for arbitration shall be specifically enforceable by the parties to the disputes and the determination or award of the Neutral Arbitrators in accordance herewith shall be final and binding and there shall be no right of appeal therefrom. Each of the parties to the dispute shall pay its own expenses of arbitration and the expenses of the Neutral Arbitrators shall be equally shared; provided, however, that if in the opinion of the Neutral Arbitrators any claim was frivolous or in bad faith, the Neutral Arbitrators may assess, as part of the determination or award, all or any part of the arbitration expenses of the other party or parties (including reasonable attorneys' fees) and of the Neutral Arbitrators against any party so acting in bad faith or raising such frivolous claim.

The place of arbitration shall be Boston, Massachusetts and the language of the arbitral proceedings shall be English.

Article 13

Exculpation and Indemnification

13.1 **Exculpation and Indemnification**.

(a) No Member nor any Officer, Director, employee, agent or committee member of BOX Holdings nor any employee, representative, agent, director or Affiliate of any Member (including the heirs, executors, and administrators of any such Person) (each an "Indemnified Person") shall be liable to BOX Holdings or any other Person who is bound by this Agreement (including any Member and the Exchange) for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Indemnified Person in good faith on behalf of BOX Holdings and in a manner reasonably believed to be within the scope of the authority conferred on such Indemnified Person in accordance with this Agreement, except that an Indemnified Person shall be liable for any such loss, damage or claim incurred if and to the extent (1) such loss, damage or claim is the result of the Indemnified Person's fraud, bad faith or willful misconduct, (2) with respect to any criminal proceeding, the Indemnified Person believed or had reasonable cause to believe that such Indemnified Person's conduct giving rise to such loss, damage or claim was unlawful or (3) such Indemnified Person deliberately breached such Indemnified Person's duty to BOX Holdings, in each case as determined by a final, unappealable judgment by a court of competent jurisdiction.

(b) BOX Holdings may indemnify any Person against any claim to the extent determined by the Board to be in the best interests of BOX Holdings. BOX Holdings shall indemnify, and hold harmless, to the fullest extent permitted by law as it presently exists or may thereafter be amended, any Indemnified Person who, by reason of the fact that such Person is or was a Director, Officer, employee or agent of BOX Holdings, or a member of any committee of BOX Holdings, or is or was a Director, Officer, employee or agent of BOX Holdings who is or was serving at the request of BOX Holdings as a director, officer, employee or agent of another Person, including without limitation service with respect to employee benefit plans, is or was a party, or is threatened to be made a party to (i) any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, or (ii) any threatened, pending, or completed action, suit or proceeding by or in the right of BOX Holdings to procure a judgment in its favor, in each case against expenses (including attorneys' fees and disbursements), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such Indemnified Person in connection with the defense or settlement of, or otherwise in connection with, any such action, suit, or proceeding (collectively, "Indemnified Claims"). Notwithstanding the foregoing, no Indemnified Person shall be indemnified by BOX Holdings, and no claim shall be an Indemnified Claim, if and to the extent (1) such claim is the result of the Indemnified Person's fraud, bad faith or willful misconduct, (2) with respect to any criminal proceeding, the Indemnified Person believed or had reasonable cause to believe that such Indemnified Person's conduct giving rise to such claim was unlawful or (3) such Indemnified Person deliberately breached such Indemnified Person's duty to BOX Holdings, in each case as determined by a final, unappealable judgment by a court of competent jurisdiction

(c) BOX Holdings shall advance expenses (including attorneys' fees and disbursements) to Indemnified Persons for Indemnified Claims; provided, however, that the payment of such expenses incurred by such Indemnified Person, in advance of the final disposition of the matter, shall be conditioned upon receipt of a written undertaking by the Person to repay all amounts advanced if it should be ultimately determined that the Person is not entitled to be indemnified under this Section 13.1 or otherwise.

(d) Notwithstanding the foregoing or any other provision of this Agreement, no advance shall be made by BOX Holdings to any Indemnified Person if a determination is reasonably and promptly made by the Board by those Directors holding a majority of the Total Votes represented by Directors who have not been named parties to the action, even though less than a quorum, or, if there are no such Directors or if such Directors so direct, by independent legal counsel, that, based upon the facts known to the Board or such counsel at the time such determination is made: (1) such Indemnified Person committed fraud, acted in bad faith or engaged in willful misconduct; (2) with respect to any criminal proceeding, such Indemnified Person believed or had reasonable cause to believe that such Indemnified Person's conduct was unlawful; or (3) such Indemnified Person deliberately breached such Indemnified Person's duty to BOX Holdings.

(e) The indemnification provided by this Section 13.1 in a specific case shall not be deemed exclusive of any other rights to which an Indemnified Person may be entitled, both as to action in his or her official capacity and as to action in another capacity while in such capacity, and shall continue as to an Indemnified Person who has ceased to be a Director, Officer, or committee member, employee, or agent and shall inure to the benefit of such Indemnified Person's heirs, executors, and administrators.

(f) Any repeal or modification of the foregoing provisions of this Section 13.1 shall not adversely affect any right or protection hereunder of any Person respecting any act or omission occurring prior to the time of such repeal or modification.

(g) If a claim for indemnification or advancement of expenses under this Section 13.1 is not paid in full within 60 days after a written claim therefor by an Indemnified Person has been received by BOX Holdings, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action, BOX Holdings shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses.

(h) BOX Holdings shall have the power to purchase and maintain insurance on behalf of any Person who is or was a Director, Officer, or committee member, employee or agent of BOX Holdings, or who is or was serving as a director, officer, employee, or agent of another Person against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person's status as such, whether or not BOX Holdings is required to indemnify such Person against such liability hereunder.

(i) A Indemnified Person shall be fully protected in relying in good faith upon the records of BOX Holdings and upon such information, opinions, reports or statements presented to BOX Holdings by any Person as to matters the Indemnified Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of BOX Holdings, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the Members might properly be paid.

(j) To the extent that, at law or in equity, a Indemnified Person has duties (including fiduciary duties) and liabilities relating thereto to BOX Holdings or to any other Indemnified Person, a Indemnified Person acting under this Agreement shall not be liable to BOX Holdings or to any other Indemnified Person who is bound by this Agreement for his or her good faith reliance on the provisions of this Agreement or any approval or authorization granted by BOX Holdings or any other Indemnified Person.

(k) The foregoing provisions of this Section 13.1 shall survive any termination of this Agreement.

Article 14

Maintenance of Separate Business

BOX Holdings shall at all times: (a) to the extent that any of BOX Holdings' offices are located in the offices of an Affiliate, pay fair market rent for its office space located therein; (b) maintain BOX Holdings' books, financial statements, accounting records and other limited liability company documents and records separate from those of any Affiliate or any other Person; (c) not commingle BOX Holdings' assets with those of any Affiliate or any other Person; (d) maintain BOX Holdings' books of account, bank accounts and payroll separate from those of any Affiliate; (e) act solely in its name and through its own authorized agents, and in all respects hold itself out as a legal entity separate and distinct from any other Person; (f) make investments directly or by brokers engaged and paid by BOX Holdings or its agents (provided that if any agent is an Affiliate of BOX Holdings it shall be compensated at a fair market rate for its services); (g) manage BOX Holdings' liabilities separately from those of any Affiliate and pay its own liabilities, including all administrative expenses and compensation to employees, consultants or agents, and all operating expenses, from its own separate assets, except that an Affiliate may pay the organizational expenses of BOX Holdings; and (h) pay from BOX Holdings' assets all obligations and indebtedness of any kind incurred by BOX Holdings. BOX Holdings shall abide by all LLC Act formalities, including the maintenance of current records of BOX Holdings affairs, and BOX Holdings shall cause its financial statements to be prepared in accordance with generally accepted accounting principles in a manner that indicates the separate existence of BOX Holdings. BOX Holdings shall (i) pay all its liabilities, (ii) not assume the liabilities of any Affiliate unless approved by unanimous consent of the Board and (iii) not guarantee the liabilities of any Affiliate unless approved by unanimous consent of the Board. The Board shall make decisions with respect to the business and daily operations of BOX Holdings independent of and not dictated by any Affiliate.

Article 15

Confidentiality and Related Matters

15.1 **Disclosure and Publicity**. Subject to exceptions set forth in Section 15.2(b) below, the parties hereto agree that any public disclosures concerning the transactions contemplated by this Agreement shall require prior approval of BOX Holdings.

15.2 **Confidentiality Obligations of Members and the Exchange.**

(a) Each Member and the Exchange agrees that it will use Confidential Information of BOX Holdings only in connection with its respective Member or Exchange activities contemplated by this Agreement and pursuant to the Exchange Act and the rules and regulations thereunder, and it will not disclose any Confidential Information of BOX Holdings to any Person except as expressly permitted by this Agreement or pursuant to the Exchange Act and the rules and regulations thereunder.

(b) Each of the Members and the Exchange may disclose Confidential Information of BOX Holdings only:

(i) to its respective directors, officers and employees who have a reasonable need to know the contents thereof and who are subject to similar such confidentiality obligations;

(ii) on a confidential basis to its Advisors who have a reasonable need to know the contents thereof and who are subject to similar confidentiality obligations;

(iii) to the extent required by applicable statute, rule or regulation promulgated under the Exchange Act, the U.S. federal securities laws and rules thereunder; or securities laws, rules or regulations applicable in one or more province of Canada; or in response to a request from the SEC (pursuant to the Exchange Act and the rules thereunder), or from any securities regulatory authority in Canada (pursuant to applicable securities laws, rules or regulations) or the Exchange;

(iv) to the extent required by applicable statute, rule or regulation (other than the U.S. federal securities laws and the rules thereunder); or any court of competent jurisdiction; provided that it has made reasonable efforts to conduct its relevant business activities in a manner such that the disclosure requirements of such statute, rule or regulation or court of competent jurisdiction do not apply, and provided further that BOX Holdings is given notice and an adequate opportunity to contest such disclosure or to use any means available to minimize such disclosure; and

(v) to the extent that such Confidential Information has become generally available publicly through no fault of the Member, the Exchange or either of such Person's directors, officers, employees or Advisors.

15.3 **Member Information Confidentiality Obligation**. Each Member and the Exchange shall hold, and shall cause its respective Affiliates and their directors, officers, employees, agents, consultants and Advisors to hold, in strict confidence, unless disclosure to an applicable regulatory authority is necessary or appropriate or unless compelled to disclose by judicial or administrative process or, in the written opinion of its counsel, by other requirement of law or the applicable requirements of any regulatory agency or relevant stock exchange, all non-public records, books, contracts, reports, instruments, computer data and other data and information (collectively, "Member Information") concerning the other Members or the Exchange, as applicable (or, if required under a contract with a third party, such third party), furnished to it by the Member, the Exchange or a Member's or the Exchange's respective representatives pursuant to this Agreement, except to the extent that such Member Information can be shown to have been: (a) previously known by such Member or Exchange, as applicable, on a non-confidential basis; (b) available to such Member or Exchange, as applicable, on a non-confidential basis from a source other than the disclosing Member; (c) in the public domain through no fault of such Member or Exchange; or (d) later lawfully acquired from other sources by the Member or Exchange to which it was furnished, and none of the Members or the

Exchange shall release or disclose such Member Information to any other person, except its auditors, attorneys, financial advisors, bankers, other consultants and Advisors and, to the extent permitted above, to regulatory authorities. In the event that a Member or the Exchange becomes compelled to disclose any Member Information in connection with any necessary regulatory approval or by judicial or administrative process, such compelled party shall provide the party that provided such Member Information (the "Disclosing Party") with prompt prior written notice of such requirement so that the Disclosing Party may seek a protective order or other appropriate remedy and/or waive the terms of any applicable confidentiality arrangements. In the event that such protective order, other remedy or waiver is not obtained, only that portion of the Member Information which is legally required to be disclosed shall be so disclosed.

15.4 **Ongoing Confidentiality Program**.

(a) In order to ensure that the parties hereto comply with their obligations in this Article 15, representatives designated by the Members, the Exchange and BOX Holdings shall meet from time to time as required to discuss issues relating to confidentiality and disclosure and other matters addressed by this Article 15.

(b) With respect to any disclosure by any of the parties hereto to any of their Advisors pursuant to this Article 15, the representatives referred to in paragraph (a) above will institute procedures designed to maintain the confidentiality of Confidential Information of BOX Holdings while facilitating the business activities contemplated by this Agreement and the Related Agreements.

15.5 **Regulatory Right to Access.** Nothing in this Agreement shall be interpreted as to limit or impede the rights of the SEC, pursuant to the federal securities laws and rules and regulations thereunder, and the Exchange to access and examine such Confidential Information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any Directors, Officers, employees or agents of BOX Holdings and any Directors, Officers, employees or agents of the Members to disclose such Confidential Information to the SEC or the Exchange.

15.6 **Disclosure of Confidential Information.** Notwithstanding anything to the contrary in this Agreement, all Confidential Information of BOX Holdings, BOX Options or the Exchange, pertaining to regulatory matters of BOX Holdings, BOX Options or the Exchange (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of BOX Holdings or any of its subsidiaries shall: (i) not be made available to any persons (other than as provided in the next sentence) other than to those Directors, Officers, employees and agents of BOX Holdings that have a reasonable need to know the contents thereof; (ii) be retained in confidence by BOX Holdings and the Directors, Officers, employees and agents of BOX Holdings; and (iii) not be used by any Person for any non-regulatory purpose. Nothing in this Agreement shall be interpreted as to limit or impede the rights of the SEC, pursuant to the federal securities laws and rules and regulations thereunder, and the Exchange to access and examine such Confidential Information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any Directors, Officers, employees and agents of BOX Holdings and any

Directors, Officers, employees and agents of the Members to disclose such Confidential Information to the SEC or the Exchange.

Article 16

Business Relationships

16.1 **Non-Competition**. MXUS2 agrees that for so long as it and its Affiliates, hold a combined Percentage Interest in BOX Holdings of 4.00% or more, it shall not, and shall not permit its Affiliates to, invest in more than five percent (5%) of or participate in the creation and/or operation of a Competing Business or in any Person engaged in the creation and/or operation of a Competing Business; provided, however, that the parties hereto hereby agree that (i) for purposes of interpreting the term "Competing Business" as used in this Section 16.1 with respect to any electronic market not operating principally in the U.S. and with its principal registration outside the U.S. for the Trading of any of the BOX Options Products, the term "Individual U.S. Equities" shall not include shares listed on a U.S. market that are also cross listed on a market in the same country as such non-U.S. market, and (ii) this Section 16.1 is not intended for the benefit of the Exchange and the Exchange shall not have any rights arising under this Section 16.1. This Section 16.1 shall expire and be of no further effect, automatically and without further action on the part of any Person, on the Non-Competition Termination Date.

16.2 **Member Relationships**. Except as otherwise expressly restricted in this Agreement, the Members expressly acknowledge and agree that (i) each Member and its respective Affiliates are permitted to have, and may presently or in the future have, investments or other business relationships, activities, ventures, agreements or arrangements (collectively "Relationships"), with entities engaged in the operation of an electronic options market (including in areas in which BOX Holdings or any of its subsidiaries may in the future operate) and in related businesses other than through BOX Holdings and its subsidiaries (an "Other Business"), (ii) each Member and its respective Affiliates have or may develop a strategic relationship with businesses that are or may be competitive with BOX Holdings or its subsidiaries, (iii) none of the Members or their respective Affiliates (including their respective designees serving on the Board or attending as an advisor pursuant to Section 4.1(e)) will be prohibited by virtue of their investments in BOX Holdings or any of its subsidiaries or their service on the Board or participation in the management of any of BOX Holdings' subsidiaries from pursuing and engaging in any such Relationships and the corporate opportunity doctrine or similar analogy shall not apply to any such Relationships, (iv) none of the Members or their respective Affiliates, will be obligated to inform BOX Holdings or the Board of any such Relationships, (v) the other Members will not acquire, be provided with an option or opportunity to acquire or be entitled to any interest or participation in any Other Business as a result of the participation therein of any other Member or its respective Affiliates, (vi) the Members expressly waive, to the fullest extent permitted by applicable law, any rights to assert any claim that such involvement breaches any duty (fiduciary, contractual or otherwise) owed to any Member or BOX Holdings, or any of their respective subsidiaries, or to assert that such involvement constitutes a conflict of interest by such Persons with respect to BOX Holdings or the Members or any of their respective subsidiaries and (vii) nothing contained herein shall limit, prohibit or restrict any designee serving on the Board or any committee thereof or any representative of any of its Affiliates from serving on the board of directors or other governing body or committee of any Other Business.

16.3 **Referrals**. Each of the Members shall, and shall cause each of their Affiliates to, refer all inquiries about the businesses conducted by BOX Holdings or any of its subsidiaries to BOX Holdings or to such subsidiary of BOX Holdings as applicable.

16.4 **Class C Threshold Date**. Effective as of the Class C Threshold Date (a) Section 4.4 of this Agreement shall expire and be of no further effect, automatically and without further action on the part of any Person, and (b) BOX Holdings and each of the Members hereby covenant and agree to take any and all necessary action to cause the BOX Options Market LLC Agreement to be amended to (i) delete Sections 4.4 and 14.12 thereof, and (ii) provide that any Executive Committee of BOX Options be constituted in the same manner as provided in Section 4.2(c) of this Agreement.

Article 17

Intellectual Property

Each of the Members shall retain all rights, title, and interests to all of its intellectual property except as may be contemplated by other agreements.

Article 18

General

18.1 **Entire Agreement; Integration, Amendments**.

(a) This Agreement, together with the Members Agreement, contains the sole and entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, including without limitation the Original LLC Agreement. This Agreement may only be changed, amended or supplemented by an agreement in writing that is approved by Directors holding a majority of the Total Votes without the consent of any Member or other Person.

(b) Notwithstanding the provisions of Section 2.5(c) or 18.1(a),

(i) No amendment shall, however, alter the terms of the Class B Units or adversely affect any holder of such Units without the written consent of all Class B Members;

(ii) Subject to the amendment provisions of the Members Agreement and the power of BOX Holdings to issue new Units as provided in Article 7, no amendment to this Agreement shall alter the terms of one or more classes of Units in a manner that would materially, adversely and disproportionately (as compared with other classes of Units) affect the rights associated with the Class C Units as a class without the written consent of Class C Members holding at least seventy-five percent (75%) of the then outstanding Class C Units (for the sake of clarity, it is agreed that any split, combination, reorganization, merger or other similar recapitalization event with respect to the Class A or Class B Units which would result in a change in the ratio of the number of outstanding Class A or Class B Units, as applicable, to the number of outstanding Class C Units would materially, adversely and disproportionately affect the rights associated with the Class C Units);

(iii) Any terms specific to any Member, such as, among other things, the right to designate directors, or to the Exchange may not be altered or adversely affect such Member or the Exchange without the prior written consent of such Member or the Exchange (as applicable); and

(iv) No amendment to this Agreement that would have a disproportionate (with respect to the same Class), material and adverse effect on the rights associated with any Units, or impose any additional, disproportionate (with respect to the same Class) and material liability or obligation upon the holder of any Units, shall be effective without the consent of the holders of such Units.

(c) Each of the Members further acknowledges and agrees that, in entering into this Agreement, such Member has not in any way relied upon any oral or written agreements, statements, promises, information, arrangements, understandings, representations or warranties, express or implied, not specifically set forth in this Agreement or the Members Agreement.

(d) BOX Holdings shall provide prompt notice to the Exchange of any amendment, modification, waiver or supplement to this Agreement formally presented to the Board for approval. Notwithstanding any other provision in this Agreement, the Exchange shall review each such amendment, modification, waiver or supplement and, if such amendment is required, under Section 19 of the Exchange Act and the rules promulgated thereunder, to be filed with, or filed with and approved by, the SEC before such amendment may be effective, then such amendment shall not be effective until filed with, or filed with and approved by, the SEC, as the case may be. In the event the Exchange ceases to be the SRO authority of BOX Options, the Exchange shall no longer be a party to this Agreement and thereafter the provisions of this Agreement shall not apply to the Exchange except for the provisions referenced in Section 18.11 which shall survive.

18.2 **Binding Agreement**. The covenants and agreements herein contained shall inure to the benefit of and be binding upon the parties hereto and their respective representatives, successors in interest and permitted assigns.

18.3 **Notices**. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) calendar days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. A copy of each notice or other communication provided by a Member pursuant to this Agreement shall be simultaneously provided to BOX Holdings.

Communications shall be sent to the following addresses or to such address as subsequently modified by written notice given to all parties hereto in accordance with this Section 18.3:

If to BOX Holdings, to:

Lisa J. Fall
101 Arch Street, Suite 610
Boston, MA 02110
Email: LFall@boxexchange.com

with a copy to:

Glen R. Openshaw
Acquire Law LLC
Ten Post Office Square, 8th Floor
Boston, MA 02109
Email: glen.openshaw@acquirelaw.com

If to a Member, at such Member's address set forth in the Membership Record.

18.4 **Captions.** Captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provisions hereof.

18.5 **Governing Law, Etc**. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws, without regard to its conflict of laws rules. Except for any matters governed by Section 18.6(a) herein, all disputes, claims, or controversies between Members or between BOX Holdings and any Member arising under or in any way relating to this Agreement shall be settled pursuant to Article 12 hereof.

18.6 **Jurisdiction and Applicability**.

(a) BOX Holdings, the Members and the officers, directors, employees and agents of each, by virtue of their acceptance of such positions, shall be deemed to irrevocably submit to the jurisdiction of the U.S. federal courts, the SEC and the Exchange, for the purposes of any suit, action or proceeding pursuant to U.S. federal securities laws, the rules or regulations thereunder, arising out of, or relating to, activities of the Exchange and the BOX Options Market or Section 11.1 or this Section 18.6, (except that such jurisdictions shall also include Delaware state courts for any such matter relating to the organization or internal affairs of BOX Holdings) and shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that they are not personally subject to the jurisdiction of the U.S. federal courts, the SEC, the Exchange or Delaware state courts, as applicable, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter hereof may not be enforced in or by such courts or agency. BOX Holdings, the Members and the officers, directors, employees and agents of each, by virtue of their acceptance of such positions, also agree that they will maintain an agent in the United States for the service of process of a claim arising out of, or relating to, the activities of the Exchange and the BOX Options Market.

(b) With respect to Article 15 and Sections 4.12, 11.1 and 18.6, BOX Holdings, the Exchange and each Member shall take such action as is necessary to ensure that BOX Holdings' Directors, Officers and employees, the Exchange's directors, officers and employees, and such Member's directors, officers and employees, as applicable, consent in writing to the applicability of such provisions to the extent related to the operation or administration of the Exchange or the BOX Options Market. In addition, MXUS2 and its Affiliates shall take such action as is necessary to insure that to the extent related to the operation or administration of the BOX Options Market, the officers, directors and employees of MXUS2 and its Affiliates consent to the communication of their "personal information", as defined under the Act Respecting the Protection of Personal Information in the Private Sector, R.S.Q.C.P-39.1 ("Private Sector Privacy Act"), by MXUS2 and its Affiliates to the SEC and the Exchange and agree to waive the protection of such "personal information" that is provided by the Private Sector Privacy Act.

18.7 **Waiver of Certain Damages**. EACH OF THE MEMBERS, TO THE FULLEST EXTENT PERMITTED BY LAW, IRREVOCABLY WAIVES ANY RIGHTS THAT THEY MAY HAVE TO PUNITIVE, SPECIAL, EXEMPLARY OR CONSEQUENTIAL DAMAGES IN RESPECT OF ANY LITIGATION BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS OR ACTIONS OF ANY OF THEM RELATING THERETO.

18.8 **Construction**. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party.

18.9 **Severability**. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof or thereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision was omitted.

18.10 **Counterparts**. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

18.11 **Survival**. The provisions of Articles 12, 13, 15, 17 and 18 shall survive the termination of this Agreement for any reason. All other rights and obligations of the Members pursuant to this Agreement shall cease upon such termination of this Agreement.

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IN WITNESS WHEREOF, each of the undersigned, intending to be legally bound hereby, has duly executed this Second Amended and Restated Limited Liability Company Agreement of BOX Holdings Group LLC as of the date first set forth above.

BOX HOLDINGS GROUP LLC

By: /s/ Lisa J. Fall
Lisa J. Fall
President

BOX OPTIONS MARKET LLC

By: /s/ Lisa J. Fall
Lisa J. Fall
President

BOX EXCHANGE LLC

By: /s/ Lisa J. Fall
Lisa J. Fall
President

MEMBER:

Entity Name: ______________________________

By: __________________________________

Name:

Title: